Filed Pursuant to Rule 253(g)(3)

File No. 024-12328

OFFERING CIRCULAR

DATED JANUARY 24, 2024

Vestible Assets, LLC

5440 West 110th Street, Suite 300

Overland Park, Kansas 66211

(913) 535-6004

Best Efforts Offering of Series Membership Interests

Vestible Assets, LLC, a Delaware series limited liability company (the “Company”), is offering membership interests in each individual Series of the Company identified in this Offering Circular (collectively, the “Offerings” and individually with respect to a particular Series, an “Offering”). Each Offering is being conducted on a “best efforts” basis pursuant to Regulation A under the Securities Act of 1933, as amended (“Securities Act,”) for Tier 2 offerings. The Interests being offered in the Offerings are highly speculative securities and an investment in any of the Interests is subject to significant risks, including those set forth in “Risk Factors” beginning on page 10.

The Company is a newly organized Delaware series limited liability company that has been formed to facilitate public investment in specified future professional sports earnings of individual athletes. Each individual Series of the Company (each, a “Series” and collectively, the “Series”) will be associated with a single athlete who will have entered into an agreement (each, a “Brand Agreement” and collectively, the “Brand Agreements”) pursuant to which such athlete will pay that particular Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team (excluding any earnings associated with endorsements and name, image and likeness, and similar income) in return for a lump-sum payment equal to 80% of the gross proceeds of the offering associated with such athlete. Unless we specifically state otherwise or the context otherwise requires, the interests of all Series may collectively be referred to in this Offering Circular as the “Interests” and each, individually, as an “Interest.”

Initially we anticipate offering a minimum of $600,000 (the “BDBR Minimum Offering Amount”), and up to a maximum of $1,000,000 (the “BDBR Maximum Offering Amount”) of Vestible Assets, LLC, Series BDBR Interests (“Series BDBR Interests”), at an anticipated offering price of $10.00 per Interest (up to 100,000 Series BDBR Interests) with respect to the Brand Agreement with Baron Browning. The minimum offering amount for any Series generally may be referred to in this Offering Circular as the “Minimum Offering Amount” and the maximum offering amount for any Series generally may be referred to in this Offering Circular as the “Maximum Offering Amount.” See “Securities Being Offered” for additional information regarding the Interests.

The sale of Series BDBR Interests is anticipated to commence once this Offering Circular is qualified by the Securities and Exchange Commission (the “SEC”). If an Offering is terminated without a closing in respect of any particular Series, including if the Company is unable to sell the Minimum Offering Amount for any particular Series, all investor funds will be returned promptly without interest or deduction. An Offering shall be terminated upon the earliest to occur of (i) the date which is one year from the date this Offering Circular or amendment thereof, as applicable, is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion or (ii) any date on which the Manager elects to terminate an Offering in its sole discretion.

There will be separate closings with respect to each Offering. All offering proceeds for a particular Series Offering will be held in a third-party escrow account managed by North Capital Private Securities Corp. (the “Escrow Agent”) until at least the applicable Minimum Offering Amount has been raised for such Series. No funds will be released until the Company has raised the applicable Minimum Offering Amount for such Series, at which time, all offering proceeds of such Series will become available for use by the Company. The initial closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date after which subscriptions for the Minimum Offering Amount have been accepted, as determined by the Manager in its sole discretion. After the applicable Minimum Offering Amount has been raised for a Series, we may conduct additional separate closings for that particular Series, which closings may be conducted on a rolling basis as determined by the Manager.

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There is currently no public trading market for any of our Interests, and an active market for these Interests may not develop or be sustained. We do not currently intend to list the Interests for trading on a national securities exchange. We intend to facilitate secondary sales of Interests on an alternative trading system (“ATS”) operated by Templum Markets, LLC (“Templum”), however, no assurance can be given that Templum will provide an effective means of selling your Interests or that the price at which any Interests are sold through Templum will be reflective of the fair value of the Interests.

Series	Price to Public	Underwriting and discount commissions(2)	Proceeds to Issuer(3)
Vestible Assets, LLC, Series BDBR
Per Series BDBR Interest (1)	$10.00	$0.075	$9.925
Total Minimum	$600,000	$4,500	$595,500
Total Maximum	$1,000,000	$7,500	$992,500

(1)	Please refer to the section entitled “Securities Being Offered” on page 51 for a description of the Interests. The indicated public offering price per Interest represents our current expectation, and any change to the anticipated offering price will be provided by a supplement or amendment to this Offering Circular.

(2)	Templum will act as our primary broker-dealer of record in connection with each offering and will be entitled to a brokerage fee equal to 0.75% of the amount raised through each Offering. In addition, Templum will be entitled to certain onboarding and support fees and out-of-pocket expenses, all of which will be charged on an as-incurred basis and will be borne by the Manager. See “Plan of Distribution and Subscription Procedure.”

(3)	Does not reflect deduction of expenses of the Offering. Total initial offering expenses and costs for this Offering, which will be paid by the Company, is expected to be approximately $42,500, assuming the Maximum Offering Amount is sold, and does not include other expenses and costs that will be borne by the Manager or otherwise allocated among additional Series that may be created in the future. See “Plan of Distribution and Subscription Procedure.”

An investment in the Interests involves a high degree of risk. See “Risk Factors” on page 10 for a description of some of the risks that should be considered before investing in any Interests we offer.

Generally, no sale may be made to you in any Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF ANY OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The approximate date of commencement of the proposed sale to the public is January 25, 2024.

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We are offering to sell, and seeking offers to buy, our Interests only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of the Interests. Neither the delivery of this Offering Circular, nor any sale or delivery of Interests, shall under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “we,” “us,” “our,” and the “Company” refer to Vestible Assets, LLC, a Delaware series limited liability company, together with its consolidated Series, while references to the “Manager” refer to Vestible, Inc., a Delaware corporation and the manager of our Company.

The Interests offered hereby are highly speculative securities. Investing in such securities involves significant risks. You should invest in such securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 10.

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PURCHASE RESTRICTIONS and STATE LAW EXEMPTION

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, any Offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the Interests offered hereby are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our interests does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

●	an individual net worth, or joint net worth with the person’s spouse (or spousal equivalent), that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

●	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse (or spousal equivalent) exceeding $300,000 for those years and has a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D of the Securities Act for more details in this regard.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D of the Securities Act. In particular, net worth should be calculated excluding the value of an investor’s primary residence.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE. BEFORE INVESTING IN ANY OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY AND CONSULT YOUR OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THIS INVESTMENT.

A TRADING MARKET FOR THE RIGHTS MAY NEVER DEVELOP. INVESTORS MAY NEED TO HOLD THEIR RIGHTS INDEFINITELY. AN INVESTMENT IN ANY OFFERING IS HIGHLY SPECULATIVE, AND YOU SHOULD ONLY INVEST IF YOU ARE PREPARED TO LOSE YOUR ENTIRE INVESTMENT.

FORWARD LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements” within the meaning of federal securities laws.

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Such forward-looking statements include, but are not limited to, statements regarding our strategies and business outlook; expectations regarding potential Brand Income to be earned by the individual athletes, and the potential Brand Amounts underlying Brand Agreements; expectations regarding changes in the fair value of the Brand Agreements, including longevity of a particular professional athlete’s career and the success of the applicable player for which we have underlying rights; terms of the specific Brand Agreements; beliefs regarding the on-going popularity of football, basketball or any other sports in which the applicable athlete participates when compared to other sports and entertainment outlets; our ability to conduct additional offerings of new Series of Interests or otherwise obtain the right to new Brand Amounts under additional Brand Agreements; our ability to collect the Brand Amounts owed under existing Brand Agreements; our ability to compete with other sports-related investment products; the regulatory environment in which we operate; costs and expenses that may be offset against any gross income received by the Company; and matters related to the anticipated development and administration of the Company, our manager, Vestible, Inc., each Series of Interests in our company and the Vestible Platform (as defined below), and the administration of our assets, and various other matters (including liabilities and obligations and changes in accounting policies, standards and interpretations).

These forward-looking statements express our expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements included in this Offering Circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on the financial results of any Series of Interests and related future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in this Offering and obtain Brand Amounts tied to underlying Brand Agreements, which may never occur;

●	our ability, or the ability of our manager, Vestible, Inc., or its affiliates, to identity athletes who will prove to be financially successful and to enter into Brand Agreements with those players;

●	risks associated with the careers of professional athletes, including injuries, career longevity, the failure to be promoted to or remain on the roster of a professional sports team or otherwise compete in professional sports events, and general career trajectory and volatility;

●	risks associated with the ability of athletes to assign income paid by a professional sports team under certain collective bargaining agreements;

●	our failure to obtain necessary outside financing;

●	the increasingly competitive marketplace for alternative investments, fractionalized assets and interests and sports-focused investments;

●	a decline in general economic conditions in the United States or other countries where major sports leagues operate could lead to less consumer discretionary spending and less demand for sports entertainment which could, in turn, lower athlete salaries and income streams for athletes as a result of lower league or individual team revenues;

●	our manager’s ability to effectively administer Series assets;

●	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing taxation and SEC guidance related to Regulation A); and

●	the ability of our manager to operate our business in compliance with all applicable local, state and federal laws, including the Securities Exchange Act of 1934, as amended, and Investment Company Act of 1940, as amended, and other laws.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET AND OTHER INDUSTRY DATA

This Offering Circular may include market and other industry data and estimates that are based on our knowledge and experience in the markets and assets in which we focus. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates experience in the markets in which we focus and from other contacts in these markets. We are responsible for all of the disclosure in this Offering Circular, and we believe our estimates to be accurate as of the date of this Offering Circular or such other date stated in this Offering Circular. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Offering Circular, and estimates and beliefs based on that data, may not be reliable.

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SERIES OFFERING TABLE

The table below shows key information related to the Offering of each Series. Please also refer to “Description of the Series Assets” and “Use of Proceeds to Issuer” for further details.

Series Name	Underlying Athlete of Series	Offering Price per Interest	Minimum Offering Size	Maximum Offering Size	Maximum Membership Interests	Opening Date	Closing Date	Status
Series BDBR	Baron Browning	$10.00	$600,000	$1,000,000	100,000	01/25/2024		Not Yet Open

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein. You should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.” You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment our Series Interests. All references in this Offering Circular to “$” or “dollars” are to United States dollars.

The Company

Vestible Assets, LLC, a Delaware series limited liability company, was formed July 20, 2022. The purpose of the Company is to establish separate Series, each of which will hold, or be assigned the rights to, a specific Brand Agreement for an individual athlete, pursuant to which the Series will be entitled to receive a defined percentage of an individual athlete’s prospective professional sports earnings, if any, including salary and bonuses earned by that player from a professional team, but excluding any name, image, and likeness, endorsement and similar income other than professional sports earnings (such amounts to be received by a particular Series under an individual Brand Agreement is referred to as the “Brand Amount” while an athlete’s gross professional sports earnings is referred to herein as the “Brand Income”). The platform operated by our Manager, Vestible, Inc. (the “Vestible Platform”), is an investment interface that allows individual investors to have direct access to investment opportunities in the prospective professional sports income earned by an athlete, via various series of the Company, made available through a registered broker-dealer such as Templum.

Investors in any Offering will acquire Interests in a particular Series of the Company, which is a separate designated Series of the Company for purposes of assets and liabilities. It is not anticipated that any Series would own any assets other than its specific underlying Brand Agreement (and any Brand Amounts received thereunder), plus cash reserves for Operating Expenses (as defined below). It is intended that owners of an Interest in a Series will only have assets, liabilities, profits, and losses pertaining to the specific asset held by that Series. It is anticipated that a portion of Brand Amounts received by a particular Series, if any, will be distributed to Investors of that particular Series, on a pro rata basis, at least once every month, or at such times as the Manager shall reasonably determine; provided that, any Series associated with a college athlete shall not pay any distributions until such time as the college athlete joins a professional team, if ever.

Vestible, Inc. serves as the Manager and is responsible for the day-to-day management of the Company and each Series.

Our Series LLC Structure

Each Brand Agreement that we acquire will be held by or assigned to a separate series of our Company that we will establish to acquire or hold such asset. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

Our Company’s core business is the identification and acquisition of the right to receive a defined percentage of an individual athlete’s prospective professional sports earnings, if any, including salary and bonuses earned by that player from a major league or professional team, but excluding any name, image, and likeness, endorsement and similar income other than professional sports earnings, pursuant to individual Brand Agreements. Each Series is intended to hold the right to receive the Brand Amount from a single athlete. These Brand Agreements or similar contractual rights generally may be referred to in this Offering Circular, collectively, as the “assets” or each, individually, as an “asset,” and a Brand Agreement correlating to a particular Series may be referred to as a “Series Asset.”

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We will offer Interests only in the particular Series identified in the Offering Circular, which represent limited liability company interests in such Series. The Interests represent an investment solely in a particular Series and, thus, indirectly in the asset owned by that Series. The Interests do not represent an investment in our company or the Manager. We do not anticipate that any Series will own anything other than the single asset associated with such Series and related reserves. We currently anticipate that the operations of the Company, including the formation of additional Series and the corresponding acquisition of additional assets, will benefit investors by allowing investors to build a diversified portfolio of investments.

A purchaser of the Interests may be referred to herein as an “Investor” or “Interest Holder.” There will be one or more separate closings, each referred to as a closing, with respect to each Offering. The initial closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date after which subscriptions for the Minimum Offering Amount have been accepted, as determined by the Manager in its sole discretion. After the applicable Minimum Offering Amount has been raised for a Series, we may conduct additional separate closings for that particular Series, which closings may be conducted on a rolling basis as determined by the Manager. An Offering shall be terminated upon the earliest to occur of (i) the date which is one year from the date this Offering Circular or amendment thereof, as applicable, is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion or (ii) any date on which the Manager elects to terminate an Offering in its sole discretion. No securities are being offered by existing securityholders.

Each Offering is being conducted under Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in offering circular format. We are not offering, and do not anticipate selling, Interests in any of the Offerings in any state where Templum, our broker of record, is not registered as a broker-dealer. Subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing escrow account with the Escrow Agent and will not be commingled with the operating account of the Series until the applicable Minimum Offering Amount has been raised and there is an initial closing with respect to that Series. See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

Securities Being Offered

Investors will acquire membership interests in a Series of our company, each of which is intended to be a separate Series of our company for purposes of accounting for assets and liabilities. It is intended that owners of Interests in a Series will only have assets, liabilities, profits, and losses pertaining to the specific asset owned by or assigned to that Series. For example, an owner of Interests in Series BDBR will only have an interest in the assets, liabilities, profits and losses pertaining to Series BDBR and its related operations. We intend for Free Cash Flow (as defined below) of each Series to be distributed, on a pro rata basis, to owners of Interests in such Series on a monthly basis, or at such times as the Manager shall reasonably determine. See the “Description of the Securities Offered” section for further details. The minimum investment you can make for any Series is one (1) interest in a Series and an investment is subject to maximum ownership limitations, although such minimum and maximum thresholds may be waived by the Manager in its sole discretion.

Summary Risk Factors

An investment in our interests involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our Interests. If any of the following risks occur, the business, financial condition or results of operations of each of our Series could be materially and adversely affected. In that case, the value of your Interests could decline, and you may lose some or all of your investment.

●	We have no operating history, and there is no guarantee that we will be successful in the implementation of our strategy.

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●	We are employing a relatively unique business model, which may make an investment in our Interests difficult to evaluate.

●	We are entering into a highly competitive sector, and the number of fractionalized investment products continues to grow with respect to the sports sector as well as other asset classes (including collectibles, art and real estate). We will compete with more established entities and groups, as well as new companies, that are likewise seeking to acquire interests in income streams of sports players.

●	We, and the Manager, may not be able to successfully acquire Brand Amounts pursuant to Brand Agreements that will generate sufficient cash flows to make or sustain distributions to the Interest Holders.

●	The Brand Amounts, if any, depend on the success and general career trajectory of the underlying athlete. An athlete who has entered into a Brand Agreement may experience career disruptions, including injury. In addition, if such athlete is not already drafted to a professional team, he or she may never make a professional team. Any such career disruption or inability to make a professional team could result in decreased, or loss of, projected income of such athlete and, therefore, a decrease or loss of Brand Amounts that may be available for distribution to Interest Holders.

●	We depend on the Manager and its affiliates for the success of each Series and upon access to its professionals and contractors. We may not find a suitable replacement for the Manager if removed, or if key personnel leave the employment of the Manager or otherwise become unavailable to us.

●	Potential conflicts of interest may arise among the Manager and its affiliates, on the one hand, and our company and our investors, on the other hand.

●	We may not be able to control a Series’ operating costs, or the Series’ expenses may remain constant or increase, even if income from a Brand Agreement decreases or never materializes, causing a Series’ results of operations to be adversely affected.

●	Interest Holders do not elect or vote on the Manager of our company and have limited ability to influence decisions regarding the business of the Series.

●	Interest Holders will have limited voting rights and will be bound by a majority vote.

●	We have not established a minimum distribution payment level for any Series and a Series may be unable to generate sufficient cash flows to make distributions to holders of interests at any time in the future.

●	Failure of each Series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to a holder of interests.

●	An active secondary trading market for the Interests may never develop.

●	Our organizational structure may be subject to various regulatory schemes that are subject to differing interpretations and that may change or over time.

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OFFERING SUMMARY

Securities Being Offered	We are offering the maximum number of Interests of each Series at a price per Interest set forth in the “Series Offering Table” section above. Each Offering is being conducted on a “best efforts” basis.

Each Series of Interests is intended to be a separate Series of our company for purposes of accounting for assets and liabilities. See “Description of the Securities Being Offered-Description of the Interests” for further details. The purchase of Interests in a particular Series is an investment only in that Series and not an investment in our company as a whole.

Maximum Offering Amount per Series:	As stated in the “Series Offering Table” section above.

Minimum Offering Amount per Series:	As stated in the “Series Offering Table” section above.

Price Per Interest per Series:	As stated in the “Series Offering Table” section above.

Minimum and Maximum Subscription:	The minimum subscription by an investor in any Series is one (1) Interest, and the maximum subscription by any investor in a particular Series will be limited to 10% of the total outstanding Interests of such Series, although such ownership limitation may be waived or modified by the Manager in its sole discretion.

Use of Proceeds:	The proceeds received in any Offering are anticipated to be allocated as follows:

●	Brokerage Fees: 0.75% of the gross proceeds of an Offering (payable to Templum)
●	Acquisition Expenses: Up to 5% of the gross proceeds of an Offering
●	Brand Income Fee: 80% of the gross proceeds of an Offering (payable to the applicable underlying athlete)
●	Management Fee: 5% of the gross proceeds of an Offering (payable to the Manager)
●	Offering Expenses: Up to 4.25% of the gross proceeds of an Offering
●	Operating and Capital Reserves: 5% of the gross proceeds of an Offering

See the sections titled “Plan of Distribution and Subscription Procedure” and “Use of Proceeds to the Issuer” for further details.

Primary Broker:	We have entered into an agreement with Templum, which is acting as our broker of record in connection with our Series offerings. Templum is a broker-dealer registered with the SEC and will be registered in each state where the Offerings will be made prior to the launch of each such Offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with the Offerings. Templum is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

Primary Broker Fees:	We will pay Templum a brokerage fee equal to 0.75% of the amount raised through each Offering. Such brokerage fee will be paid out of the proceeds of the Offering for a particular Series. Templum will also be entitled to certain onboarding and support fees, as well as out-of-pocket expenses, all of which will be charged on an as-incurred basis and will be borne by the Manager. See the section titled “Description of the Business – Allocations of Expenses” for additional information.

Investment Restrictions:	Each investor must be a “qualified purchaser.” See “Plan of Distribution and Subscription Procedure—Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.” Furthermore, the Manager anticipates only accepting subscriptions from prospective investors located in states and U.S. territories where Templum is registered.

Generally, no sale may be made to you in any of the Offerings if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A.

Escrow Account:	Subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with the Escrow Agent, and will not be commingled with the operating account of any Series, until at least the applicable Minimum Offering Amount has been raised and an initial closing occurs with respect to that Series.

When the Escrow Agent has received instructions from the Manager that an Offering will close and the investor’s subscription is to be accepted (either in whole or part), the Escrow Agent will disburse such investor’s subscription proceeds in its possession to the account of the applicable Series.

If any Offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated Offering will be borne by the Manager.

Offering Period:	There may be a separate closing, or closings, with respect to each Offering of a particular Series. The initial closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date after which subscriptions for the Minimum Offering Amount have been accepted, as determined by the Manager in its sole discretion. After the applicable Minimum Offering Amount has been raised for a Series, we may conduct additional separate closings for that particular Series, which closings may be conducted on a rolling basis as determined by the Manager. An Offering shall be terminated upon the earliest to occur of (i) the date which is one year from the date this Offering Circular or amendment thereof, as applicable, is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion or (ii) any date on which the Manager elects to terminate an Offering in its sole discretion.

Risk Factors:	Investing in the Interests of a particular Series involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in any Series of Interests.

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Risk Factors

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved, that you will earn a return on your investment in Interests or that a secondary market would ever develop for the Interests, whether through third party registered broker-dealers or otherwise. The risks set out below are not exhaustive of the risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance or the value of the Interests. If any of these risks actually occurs, the value of the Interests may be materially adversely affected. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks Related to the Structure, Operation and Performance of the Company.

An investment in an Offering constitutes only an investment in a particular Series and not in our Company or the Manager. An Investor in an Offering will acquire an ownership interest in the Interests of a particular Series and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series, (iii) the Manager or its affiliates, (iv) the Vestible Platform or (v) the Series Asset of such Series or any other Series. This results in limited voting rights of Interest Holders, which are solely related to a particular Series, and are further limited by the Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”), described further herein. Interest Holders will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely affect the rights of the Interest Holders and removal of the Manager for “cause.” The Manager thus retains most control over the management of the Company and each Series and, as a result, retains most control over the Series Assets. Furthermore, because the Interests of any Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of an Interest Holder will not be identical to owning a direct undivided interest in an asset because, among other things, a Series will be required to pay corporate taxes and certain fees before distributions are made to the Interest Holders of such Series.

Each Series is expected to relate only to a single athlete’s Brand Income pursuant to a Brand Agreement with such athlete; therefore, your investment will not be diversified and will appreciate or depreciate based on the amount of Brand Income, if any, generated by the underlying athlete. It is not anticipated that any Series would relate to any assets other than a single Brand Agreement, entitling that Series to a portion of Brand Income earned by a single professional athlete, if any. Therefore, any return on an investment in the Interests will depend on the underlying athlete’s Brand Income, if any, which will be determined by such factors as when, if ever, the underlying athlete makes the roster of a team in a professional sports league (such as the National Football League (“NFL”), the Major League Soccer (“MLS”), Major League Baseball (“MLB”) or the National Basketball Association (the “NBA”)), the health and performance of the underlying athlete, the prospective or actual success of that athlete, national and international interest in professional sports, future collective bargaining agreements, national and local economic conditions, the health of financial markets, competition amongst other fractional interest issuers, fees, costs and expenses and changes in government regulation (such as changes in taxation). Because an Interest applies to a single athlete’s prospective professional sports earnings, an investment in an Interest is a non-diversified investment strategy. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the interests offered hereby.

Each Series will hold the rights to receive a percentage of Brand Income under a single Brand Agreement. Each Series’ potential distribution stream will depend on the income generated by such athlete who entered into such Brand Agreement. We cannot guarantee that unexpected events, such as injury, will not negatively impact an athlete’s projected professional sports earnings or a Series’ planned distribution stream. Additionally, an unexpected major event could lead to a complete loss of your investment.

Liability of Investors between Series. The Company is structured as a Delaware series limited liability company that issues a separate Series of Interests for each athlete and the Brand Agreement with such athlete. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding one Series of Interests is segregated from the liability of Investors holding another Series of Interests and the assets of one Series are not available to satisfy the liabilities of other Series.

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Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware law, and in the past certain jurisdictions have not honored such interpretation.

If the Company’s series limited liability company structure is not respected, then investors may have to share any liabilities of the Company with all investors and not just those who hold the same Series of Interests as them. Furthermore, while the Company intends to maintain separate and distinct records for each Series of Interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used by the Company did not satisfy Section 18-215(b) of the LLC Act, which would potentially expose the assets of a Series to the liabilities of another Series of interests. If the Company’s series limited liability company structure is not respected or is otherwise rejected, Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Interest Holders.

In addition, the Company is not aware of any court case that has tested the limitations on inter-Series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series of interests should be applied to meet the liabilities of the other Series of Interests or the liabilities of the Company generally where the assets of such other Series of interests or of the Company generally are insufficient to meet its liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific Series of Interests, they will be borne proportionately across all of the Series of Interests (which may include future Series of Interests to be issued). Although the Manager will allocate fees, costs and expenses in good faith and in accordance with its allocation policy (see the section titled “Description of the Business – Allocations of Expenses”), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series of interests and therefore, there is a risk that a Series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another Series of interests received a disproportionately high benefit.

Our Company was recently formed, has a limited track record and essentially no history from which you can evaluate our Company, its strategy or this investment. We are a newly formed entity with very limited history, which makes our future performance difficult to predict. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

●	identify potential athletes and enter into Brand Agreements with such athletes consistent with our strategies;

●	increase awareness of our name within the investment products market;

●	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

●	manage our operating costs and expenses.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise capital or offset operating expenses with realized Brand Amounts, could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. There can be no assurance that we will achieve our investment objectives.

Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek for our initial Series or any future Series and this could have a material adverse effect upon our company and the value of your interests. Due to our start-up nature, there can be no guarantee that we will reach our funding target from potential investors with respect to any Series or future proposed Series of Interests. In the event we do not reach a funding target, we may not be able to achieve our strategic objectives. In addition, if the Company is unable to raise funding for additional Series of Interests, this may impact any Investors already holding Interests as they will not see the benefits which arise from economies of scale following the acquisition of additional income streams pursuant to Brand Agreements by other Series of Interests.

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There are few businesses that have pursued a strategy or investment objective similar to ours which may make it difficult for our company and Interests to gain market acceptance. We believe the number of other companies offering fractional, and micro interests in the prospective career earnings of professional athletes (many of whom may still be in the minor leagues, other amateur league, or playing at the collegiate level) or proposing to run a platform for micro investment opportunities in prospective sports career earnings is very limited to date. We may not gain market acceptance from potential Investors, and the larger strategy and model might not gain sufficient acceptance from potential athletes. This could diminish our ability to identify and enter into a sufficient number of Brand Agreements, or that those that are entered into may prove not to generate significant income (if any). This could impact the issuance of further Series of Interests and additional income streams being acquired by us. This would further inhibit market acceptance of the Company, and its business plan and any Series holding an interest in the prospective career earnings of an athlete pursuant to a particular Brand Agreement.

There is currently no trading market for our Interests. An active market in which Investors can resell their Interests may not develop. Currently no public trading market for any Interests exists and an active market may not develop or be sustainable. If an active public or private trading market for our securities does not develop or is not sustainable, it may be difficult or impossible for you to resell your Interests at any price. We expect that through the Vestible Platform interest holders will be afforded access to an alternative trading system, such as Templum, operated by a registered broker dealer; however, Interest Holders may ultimately not have liquidity with respect to their Interests. There can be no assurance that a matching transaction will be found for any given Investor who attempts to purchase or sell an Interest. Furthermore, there can be no guarantee that Templum Markets, LLC (“Templum”) (or another third-party broker-dealer) will provide these trading services, or continue to provide these services if engaged, or that the Company or its Manager will be able to pay any fees or other amounts that would be required to maintain that service. Changes in securities laws may also cause the liquidity platform to be operated differently than anticipated. Without any such matching service, it may be difficult or impossible for you to dispose of your Interests, and even if there is such a matching service you might not be able to effect a resale through the Vestible Platform. Accordingly, you may have no liquidity for your Interests. Even if a public or private market does develop through the Vestible Platform or otherwise, the price of the Interests at which you could sell your Interests might be below the amount you paid for them.

If we are unable to protect our intellectual property rights, our competitive position could be harmed. Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on trademarks, trade secret laws, and confidentiality procedures to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights against third parties. Any such action could result in significant diversion of resources and management’s attention, and there can be no assurance we will be successful in such action.

We are reliant on the Manager and its personnel. Our business and operations could be adversely affected if the Manager loses key personnel. The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager to source and acquire interests in the prospective career earnings of professional athletes pursuant to Brand Agreements and for the Company to maintain the Vestible Platform. As the Manager has only been in existence since August 2021 and is an early-stage startup company, it does not have significant operating history. In addition, the success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and its affiliates and other professionals (which include third parties) to source and acquire potential income streams through Brand Agreements with current or prospective professional athletes. There can be no assurance that these individuals will continue to be associated with or engaged by the Manager. The loss of the services of one or more of these individuals could have a material and adverse effect on the properties and, in particular, their on-going management and use to support the investment of Interest Holders.

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Competition with other parties developing or offering fractionalized sports-earnings investment products, or otherwise seeking an interest in future professional sports earnings of athletes, may reduce our profitability. There are and will likely be other parties engaged in acquiring interests in athletes’ prospective earnings, many of which may have greater resources than the Company. Larger entities may enjoy significant competitive advantages that result from, among other things, being able to offer better contractual terms to athletes. Such competition could make it more difficult for the Manager or the Company to enter into future Brand Agreements or obtain future funding, which could affect the Company’s growth. Furthermore, the success of the Company and the value of the Interests is dependent, in part, on the Company being able to enter into a sufficient number of Brand Agreements (or similar contractual rights) so that Investors can benefit from economies of scale and diversification that could transpire from holding an interest in more than one athlete’s prospective earnings. The activity of identifying athletes and entering into Brand Agreements (or similar arrangements) is competitive and involves a high degree of uncertainty. For example, only a limited number of football players reach, or have the potential to reach, the professional football league and only a subset of those athletes may consider entering into a Brand Agreement. The Company will compete for these opportunities with other parties, including parties that may launch a strategy similar to the Company’s. These competitors may have more experience, more resources, may be willing to accept more risk than the Company, and otherwise may be more appealing to potential athletes. This competition may increase prices, reduce returns, and reduce or eliminate opportunities for additional Brand Agreements. In the event that the Company is unable to source additional Brand Agreements, for example, due to competition for such assets or lack of those types of assets available in the marketplace, then this could materially and negatively affect the success of the Company and each Series of Interests by hindering its ability to issue additional Series of Interests and, therefore, its ability to capitalize on economies of scale and diversification.

Excess Operating Expenses could materially and adversely affect the value of Interests and result in dilution to Investors. Operating Expenses (as defined below) related to a particular Series incurred post-closing shall be the responsibility of such Series. If, however, the Operating Expenses of a particular Series exceed the amount of income generated from the Brand Agreement of such Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement for any remaining excess Operating Expenses, or (c) cause additional Interests to be issued in such Series in order to cover such additional amounts.

If there is an obligation to reimburse the Manager or its affiliates for Operating Expenses, this reimbursable amount between related parties would be repaid from the “Free Cash Flow” generated by the applicable Brand Agreement attributable to a particular Series and could reduce the amount of any future distributions payable to Investors in that Series. If additional Interests are issued in a particular Series, this would dilute the current value of the Interests of that Series held by existing Investors and the amount of any future distributions payable to such existing Investors. Further, any additional issuance of Interests of a Series could result in dilution of the holders of that Series.

Our Manager may sell its Interests post-closing, which may result in a reduction in value of your Interests if there are too many Series interests available and not enough demand for those interests. Our Manager may from time to time sell its Interests or otherwise arrange for some of the Interests it holds in a specific Series to be sold by a broker pursuant to a “10b5-1 trading plan.” Our Manager has no present intention to sell the Interests it expects to acquire, and any future sales would be based upon our potential need for capital, market prices of the Interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. There is a risk that a sale by our Manager may result in too many interests being available for resale and the price of the relevant Series interests decreasing as supply outweighs demand.

Risks Related to the Vestible Platform

Non-compliance with regulations with respect to the operation of the Vestible Platform may result in the abrupt cessation of our Manager or the Vestible Platform or rescission of any contracts entered into or materially and adversely affect your ability to transfer your Interests. Our Manager is developing an interface (see “Description of the Business – Anticipated Liquidity Platform” for additional information), which will serve to facilitate the purchase and sale of micro equity investments into future sports income streams of professional athletes by providing access to an ATS, such as Templum. Our Manager has determined that the creation and operation of the Vestible Platform would not cause a regulatory authority to determine that the Manager is acting as a broker or dealer. However, regulations and guidance in this area evolve and may be difficult to interpret and apply. For example, in January 2022 the SEC proposed new rules that, if enacted, would expand the definition of an “exchange” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The application of these proposed rules, or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reaching conclusion than the Manager regarding the Company’s regulatory status. If a regulatory authority determines that our Manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our Manager may need to stop operating, which could result in our properties not being actively managed or there being no Platform through which investors may dispose of their interests. In addition, if our Manager is required to register as a broker-dealer, there is a risk that any secondary purchase or sale while our Manager was not registered may be subject to a right of rescission.

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Furthermore, while we do not believe that the Vestible Platform is itself a securities exchange or an alternative trading system under the Exchange Act, if regulators make a determination to the contrary, our Manager (or the Vestible Platform) would be required to register as a securities exchange or qualify and register as an alternative trading system, either of which could cause our Manager to stop operating. Further, if our Manager is found to be in violation of the Exchange Act due to operation of an unregistered exchange, it could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on our Manager and may require it to stop operating, meaning we would not have an entity with overall oversight of the Company, or otherwise be unable to maintain the Vestible Platform.

The Vestible Platform is highly technical and may malfunction. The Vestible Platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon the ability of the Manager and third-party service providers to prevent system interruption on the Vestible Platform. Software, including open source software that is incorporated into the code necessary for the Vestible Platform’s operation, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our Manager’s software code may only be discovered after the code has been released. Bugs in the Vestible Platform’s software, third-party software including open source software that is incorporated into its code, misconfigurations of its systems, and unintended interactions between systems could cause downtime that would impact the availability of service to platform users. Any errors, bugs, or vulnerabilities discovered in code or systems for the Vestible Platform after release could result in an interruption in the availability of the Vestible Platform or a negative experience for users and Investors and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

Potential breach of the security measures of the Vestible Platform could have a material adverse effect on our company, each Series, and the value of your investment. The highly automated nature of the Vestible Platform through which potential Investors may acquire or transfer Interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. The Vestible Platform processes certain confidential information about investors. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the Vestible Platform, the Company, the Manager, or any of their respective service providers could be breached. Any accidental or willful security breaches or other unauthorized access to the Vestible Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager’s and the Company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Vestible Platform software are exposed and exploited, the relationships between the Company, Investors, users could be severely damaged, and the Company, or the Manager could incur significant liability or have their attention significantly diverted from utilization of the properties, which could have a material negative impact on the value of Interests or the potential for distributions to be made on the Interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, the third-party hosting used by the Vestible Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, property sellers, or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Vestible Platform. Any security breach, whether actual or perceived, would harm the reputation of the Manager, the Company, and the Vestible Platform and the Company could lose Investors. This would impair the ability of the Company to achieve its objectives of acquiring the rights to receive additional Brand Amounts through the issuance of further Series of Interests (as described in “Description of the Business – Business of the Company”).

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Our business depends in large part on the integrity and performance of the technology, computer, and communications systems supporting them. If new systems fail to operate as intended or our existing systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in service outages, adverse effects on primary issuance or Trading Windows, through the Vestible Platform and during Trading Windows (as described in “Description of the Business – Anticipated Liquidity Platform”), resulting in decreased customer satisfaction and regulatory sanctions.

While we have programs in place to identify and minimize our exposure to vulnerabilities and to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Any system issue that causes an interruption in services, including the Vestible Platform, decreases the responsiveness of our services or otherwise affects our services could impair our reputation, damage our brand name, and negatively impact our business, financial condition, and operating results.

Risks Related to the Brand Agreements and our Business Plan

There is no way to guarantee that any individual player will produce sufficient (or any) professional sports income to enable Interest Holders of a particular Series to be entitled to distributions of income from the Company. There are numerous risks and uncertainties associated with the athletes in which the Company seeks to acquire in interest in their future sports earnings. The success of the Brand Agreements will depend upon the income, success and longevity of an athlete in professional sports. Any given athlete that is a party to a Brand Agreement may never achieve any income from a professional team, suffer a sudden injury or career volatility, change career paths or otherwise cease to generate (or never generate) income through professional sports earnings. Therefore, the Company is unable to reliably predict the timing or amount of future cash receipts, or when or if Interest Holders in a particular Series will receive any distributions of income from the Company. Given the potentially long-term nature of the Brand Agreements, which track an athlete’s entire professional sports career, and the inherent uncertainty around when or if an athlete will begin to receive, or cease to receive, income from a professional sport, any Brand Agreement may generate lower amounts of income than we anticipate, or none at all. Even if an athlete does produce some Brand Income, the Company may incur expenses related to entry into a Brand Agreement and promoting and launching an offering or other expenses that are too high to generate sufficient cash flow to enable Interest Holders of a particular Series to be entitled to distributions of income from the Company. As described elsewhere in this Offering Circular, an individual athlete is entitled to receive 80% of the gross proceeds of the Offering for the particular Series associated with such athlete, in exchange for granting the Series associated with such athlete the right to receive 1% of the athlete’s future gross professional sports income. As such, even if such athlete was successful in generating income from a professional sport, it could take a significant amount of time for investors to recover their initial investment, if at all.

Cash received under the Brand Agreements, if any, will depend upon the continued performance of the underlying athlete, and the Company does not have any rights to require any athlete to take any actions to attract or maintain or otherwise generate Brand Income. Some or all of the Brand Income, if any, that an athlete may generate is contingent on continued performance of the athlete and may not be guaranteed. Although we structure the Brand Agreements so that the contract party retains the substantial majority of future Brand Income to help ensure that the contract party will maintain incentives to continue to generate Brand Income, we can provide no assurances that the contract party will do so. For example, the player may never make the roster of a professional team, his or her earnings may decrease year over year and result in decreased or no payments due under the Brand Agreement for a particular year, or may retire from professional sports at any time and for any reason. The athlete has no obligation to take any actions to generate Brand Income, and may choose not to do anything to generate such income or may to choose to accept a professional sports contract which will pay less than other available options. However, if a contracted athlete voluntarily resigns from employment as a professional athlete for any reason other than Good Reason (as defined below) within two years from the closing of the offering, such athlete will be required to repay us the Brand Income Fee, net of any Brand Amounts already paid to us, although there is no guarantee that we will be able to collect this repayment in such event. Pursuant to the terms of the Brand Agreement, if a contracted athlete voluntarily resigns or retires from employment as a professional athlete more than two years after the closing of the applicable offering, such athlete will have no remaining financial obligation to the Company, nor will the athlete be obligated to repay any amount of the Brand Income Fee, which reduces the likelihood of Interest Holders recouping their investment if such athlete has a short career.

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Pursuant to the Brand Agreements, it is anticipated that Brand Amounts to be collected by the Company for any particular Series will be based solely on Brand Income, that is, income that an athlete generates from a professional team and does not include any income such athlete may generate from use of the athlete’s name, image and likeness or from endorsements or sponsorships. The Brand Agreements do not contain restrictions on the ability of an athlete to change professions or earn money in related or unrelated fields, and such income may not be considered Brand Income.

In any of these events, we may lose some or all of the Brand Amounts under a Brand Agreement and may result in Interest Holders of a particular Series not being entitled to initial or continued distributions of income and Interest Holders could lose some or all of their investment.

Any athlete party to a Brand Agreement may ultimately not play on a professional team or otherwise fail to perform as expected or to remain employed by a professional team as long as expected. Entry into any particular Brand Agreement is based on the Manager’s and the Company’s assumption that the athlete will generate sufficient future professional sports income to pay back the Manager’s and the Company’s acquisition costs (plus a return). Under its rights in each Brand Agreement the Company or its affiliate is expected to only be entitled to a portion of a given athlete’s annual income earned from professional sports teams. At the time of entry into the Brand Agreement, an athlete may be a collegiate or minor league athlete, and there can be no guarantee that such athlete will ever succeed in joining a professional team. Professional sports are competitive, and many players are never ultimately promoted to a team in a professional league or otherwise have a short professional league career. For example, according to publicly available statistical information, the average career length of a professional football player in the NFL is only about 3.3 years, in the NBA, the average career length of a professional basketball player is approximately 4.5 years, in the MLB, the average career length of a professional baseball player is about 5 years, and, in the MLS, the average career length of a professional soccer player is about 5.5 years. Although there are exceptional players in each of these fields of professional sports who have long careers spanning far beyond these averages, there is no guarantee that, if an athlete makes a professional team, such athlete’s career will not be short-lived. An athlete’s career may be short for any variety of reasons, including a failure to perform, injury, or competition from other players. If a player does not ultimately join a professional team to earn professional sports income or does not perform as hoped or does not remain employed as a professional athlete for as long as anticipated, then such player will not be able to generate sufficient Brand Income to make any particular Series profitable. Because the Brand Agreements, and in turn the Brand Amounts owed to the Company or its affiliate under such Brand Agreements, are not secured by any collateral or guaranteed or insured by any third party, the Company or a particular Series of Interests may not receive sufficient income (or any income) to permit Interest Holders to recoup their investment or receive any distributions from the Company. In addition, as discussed above, an athlete is under no obligation to return any amount of the Brand Income Fee unless such athlete voluntarily retires or resigns before the second anniversary of the closing of the offering associated with such athlete, which further diminishes the likelihood of Interest Holders recouping their investment if such athlete has a short career.

We have limited experience acquiring and managing interests in athletes’ prospective sports earnings pursuant to Brand Agreements, and, have very limited historical performance data about such Brand Agreements. We entered into our first Brand Agreement in May 2023. Due to our limited experience with Brand Agreements, we have limited historical performance data regarding our ability to generate cash flows from Brand Agreements and the likelihood of long-term performance of the contract party, or our ability to aid our brands in enhancing their brand reach and brand value. As a result, the Brand Agreements that we enter into may generate lower Brand Amounts than we anticipate, or none at all. Although the performance of prior Brand Agreements is not necessarily indicative of future results, as we gain more experience with Brand Agreements and income therefrom, it may change how we estimate the value of anticipated Brand Amounts to be received thereunder, and investors who invest early may not benefit from the experience that we gain from our early Brand Agreements. Moreover, while we intend to acquire assets that have estimated returns commensurate with the risks undertaken, there can be no assurances that any targeted rate of return will be achieved.

Labor unions, leagues, team owners, players associations, endorsement partners, elected officials or others may take actions that could restrict the Company’s ability to collect Brand Amounts owed under Brand Agreements. Having Brand Agreements linked to a portion of sports income of professional athletes remains a relatively novel and untested business strategy. There may be influential parties with interests that are adverse, or perceived to be adverse to the Company, such as labor unions, leagues, sports teams, player associations, fantasy sports networks or gambling institutions. These parties may seek to prohibit, or limit the success of, the Company by seeking to change the rules, policies, laws, regulations or legal interpretations or otherwise inhibit an athlete’s ability to enter into Brand Agreements or prohibit an athlete from assigning an interest in his or her professional sports income to the Company.

Any such changes or prohibitions may adversely affect the ability of the athlete and/or the Company to enter into or perform their obligations under Brand Agreements. These changes could cover various requirements of the Brand Agreements such as prohibiting the sale or assignment of a portion of personal sports income, limiting the ability to enter into contracts with an indefinite term, or limiting the ability of the player to disclose information about included contracts to us. For instance, the collective bargaining agreements of certain professional sports leagues potentially prohibits the assignment of player income in the manner provided by the Brand Agreements. Any such changes prohibiting, or limiting the enforceability of, any terms in the Brand Agreements could prevent or inhibit any or all of the Company’s collection of Brand Amounts owed under Brand Agreements. Any such prohibition or any increase in the expenses associated with the Company’s collection of Brand Amounts could materially and adversely affect the value of the Interests and Interest Holders could lose some or all of their investment.

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Federal or state regulators could claim that Brand Agreements violate applicable law, rules or regulations regarding personal loans. While the Company believes that Brand Agreements are investments in an athlete’s future professional sports earnings, it is possible that a federal or state regulator or other self-regulatory body could claim that Brand Agreements are loans and that they therefore need to be changed in potentially material ways, which could adversely affect an individual Brand Agreement, and the value of one or more classes of Rights, and also the Trust as a whole.

An athlete’s professional sports income may decrease due to factors outside the control of the athlete, such as an injury, illness, medical condition or death of the player, or due to other factors such as incarceration or public scandal or other reputational harm to the athlete. In any such event, it is likely that such athlete’s sports income will not return to its prior levels or may cease completely. There is a high risk of injury in professional sports. If an athlete becomes injured or sustains a serious illness or other adverse medical condition in the course of his or her professional career or otherwise, or dies, such athlete’s professional sports income, and thus the Brand Amount to be received by the Company from such athlete, would likely be dramatically less than the Company anticipates, particularly if the athlete is not party to a guaranteed contract with a professional team already. In such instances, it is also likely that such athlete’s professional sports income would not return to its prior levels or may cease completely. Furthermore, while athlete contracts in various professional sports leagues are often fully guaranteed, many contracts may contain “morals clauses” that permit a team to terminate an athlete’s contract due to participation in unsanctioned activities or reputational harm. Since a professional athlete’s team contract generally is not made public and may not otherwise be available to the Company, the Company may not be aware of any such morals clauses in a given athlete’s contract. Furthermore, in certain leagues, such as the NFL, athlete contracts may not be fully guaranteed and if an athlete is released by his team, he may not be paid all or any of the remaining stated value of the contract between the athlete and his team.

Cash received (if any) under Brand Agreements may fluctuate over time. The Brand Amounts to be received by the Company under any given Brand Agreement, if any, is subject to variation, depending on changes to the sports income stream and compensation structure of the underlying athlete. For example, in any given year an athlete may be due bonuses tied to performance or milestones, that may result in varying payouts or none at all, or, may be subject to arbitration where compensation would be tied to performance level and amount of service time. Furthermore, in certain professional sports leagues, not all contractual payments are guaranteed, and an athlete might not receive income from his or her underlying contract if he or she is cut or released from their team. As a result, income received for any particular Series of Interests in any given period may not be indicative of the financial performance for the whole year or year-over-year. Furthermore, athlete income, and thus the Brand Amount received by the Company, may be less than the stated value of a particular athlete’s contract.

Any or all of the Series of Interests may be negatively affected by professional sports work stoppages. If the professional sports league in which an athlete plays experiences a work stoppage, then the earnings attributable to an individual player will be adversely affected. If either a player strike or a lockout of the players occurs before or during a season resulting in a work stoppage, an athlete’s pay may be suspended, resulting in reduced sports earnings. Any decrease to the sports earnings of an athlete who has entered into a Brand Agreement would have a proportionately negative impact on the Brand Amounts received by the Company, and therefore on the value of the Interests and the ability of the Company to make distributions to Investors. The Company can give no assurances that work stoppages will not occur.

Individual athletes could be negatively impacted by current and future professional sports rules and trends. Future changes to professional sports rules or other regulations may adversely affect an athlete’s earnings, such as changes to the rules of the game resulting in a devaluation of such athlete’s skill set, changes governing athlete eligibility, or changes to the league’s collective bargaining agreement. It is possible that changes to sports rules, regulations or trends could adversely affect the earnings of athlete who has entered into a Brand Agreement, which would have a negative impact on the Brand Amounts received by the Company, and therefore on the value of the Interests and the ability of the Company to make distributions to Investors.

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There could be a decline in the popularity of various sports or the team on which the athlete plays, or a decline in the athlete’s popularity, which could result in reduced sports earnings for such athlete. There can be no assurance that sports such as football, baseball, soccer or basketball as a whole or any league in which an athlete plays will gain or retain its popularity. In addition, an athlete who has entered into a Brand Agreement may be traded to another team that is less popular than his or her current team, or other teams or individual athletes within the particular sport may gain popularity relative to such athlete or such athlete’s team by performing at a higher level, receiving increased media attention or otherwise. Any decline in popularity in certain sports, the league or team in which the athlete plays, the athlete him or herself, or relative decline as compared to other teams or players, could result in a reduction in the value of the athlete and a decline in such athlete’s income, and, therefore, a decline in the value of the athlete’s Brand Agreement. Even if the athlete and such athlete’s team is successful, a substantial decline in the popularity of certain sports such as football or basketball, whether as a result of increased popularity of other professional sports, or the emergence of new spectator sports, could have a material adverse effect on the value of some or all of the Series of Interests.

An athlete or other third parties may refuse or fail to make payments of the Brand Amounts under the Brand Agreement to the Company or its affiliate. The cash flows of any Series depend on contract parties making payments pursuant to the applicable Brand Agreement. Even though the Company expects that each athlete will instruct his or her team to pay the Company directly the percentage of earnings owed to the Company under the Brand Agreement, an athlete, a team or other third party may be unwilling or unable to make direct payments to the Company, or may dispute amounts to which the Company believes it is entitled under the applicable Brand Agreement. The Company or the Manager may become involved in a dispute with the athlete, team or other third party regarding the payment of such amounts, including possible litigation. Any such litigation could be costly and time-consuming and divert the attention of the Manager or could result in the invalidation or reformation of a Brand Agreement, possibly reducing or eliminating the amounts payable thereunder. In addition, if an athlete who may be obligated to make payments to the Company were to become the subject of a proceeding under the United States Bankruptcy Code, or a similar proceeding or arrangement under another state or federal law, the Company’s rights and interest under the applicable Brand Agreement may be prejudiced or impaired and the Company may be precluded, stayed or otherwise limited in enforcing some or all of its entitlements under the Brand Agreement or from realizing the economic benefits contemplated therein. Failure to receive Brand Amounts owed under a Brand Agreement for any reason would adversely affect the Series of Interests that relate to such Brand Agreement.

Brand Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on the Company to pursue remedies against the contract party in the event of any default. The Brand Amount payments under Brand Agreements will be unsecured obligations of the contract party and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any Brand Amount payments that may be owed to us under a Brand Agreement if those amounts are not paid. If the contract party defaults under a Brand Agreement, there can be no assurance that the contract party will have adequate resources, if any, to satisfy any obligations to us under the Brand Agreement. In addition, as discussed above, if a contracted athlete voluntarily retires or resigns before the second anniversary of the closing of the offering associated with such athlete, such athlete may be required to repay us the Brand Income Fee, net of any Brand Amounts already paid to us, although there is no guarantee that we will be able to collect this repayment in such event. Moreover, because we are the counterparty to Brand Agreements, not Interest Holders, payments of the Brand Amounts are obligations of the contract party to us, not obligations to our Interest Holders. Interest Holders will have no recourse directly against the athlete contract party. If a contract party does not comply with the terms of a Brand Agreement, our management, at its discretion, could decide not to pursue damages for the contract party’s breach, which could adversely affect the amount of Brand Income that we receive under a Brand Agreement.

A Brand Agreement does not restrict an athlete from incurring unsecured or secured debt, nor does it impose any other financial restrictions on the athlete. Despite the fact that the Company anticipates being paid directly by the team, if an athlete who has entered into a Brand Agreement incurs additional secured or unsecured debt, or incurs excessive expenses, the athlete’s ability to make payments under the Brand Agreement may be impaired. Furthermore, excessive debt or expenses may adversely affect the athlete’s liquidity in generally, and could result in the financial distress, insolvency, or bankruptcy of the athlete. To the extent that the athlete cannot pay all of his or her indebtedness or expenses, such athlete may choose to direct payments to other creditors rather than under the Brand Agreement, even if there are measures taken under the Brand Agreement to provide for directed payments. In particular with respect to secured debt, the athlete may choose to repay obligations under secured indebtedness before making required payments under the Brand Agreement due to the fact that no collateral is at risk in the case of the Brand Agreement.

A Brand Agreement may have terms that differ from those described in this Offering Circular. While this Offering Circular generally describes what we believe will be the terms of the Brand Agreements for all athletes, these agreements are individually negotiated and the terms may differ from those described in this Offering Circular. If a Brand Agreement with respect to particular Series of Interests has terms that materially differ from those described in this Offering Circular, those material differences will be described in an amendment to this Offering Circular.

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An athlete party to a Brand Agreement is neither our affiliate, nor a manager, officer or employee of the Company and owes no fiduciary duties to us or any Interest Holders. Such contracted athlete has no obligation to enhance the value of his or her Brand Income or disclose information to any Interest Holders. Events in a contracted athlete’s personal life, including relationships with spouse, family, friends, etc. could have a significant impact on such athlete’s performance on the field. An athlete’s obligations to disclose such personal events is limited to the obligations under the Brand Agreement and such athlete is under no obligation to disclose any personal matters to Interest Holders. Furthermore, although each athlete is contractually obligated to disclose all material facts to us, we cannot guarantee that any athlete will comply with such disclosure requirements or that we can independently verify or uncover material events in an athlete’s personal life. In addition, an athlete has no obligation to enhance the value of their Brand Income. For example, an athlete may choose not to participate in an offseason conditioning program, resulting in a forfeiture of a workout bonus for which such athlete otherwise would have been eligible. In addition, an athlete in the NFL may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential Brand Income and conflict with Interest Holders’ interests in maximizing Brand Income. Since an athlete’s obligations under a Brand Agreement are solely limited to obligations owed to us, Interest Holders have no contractual right to enforce such obligations against the athlete. Furthermore, since an athlete party to a Brand Agreement is neither a manager nor an officer of the Company, such athlete owes no fiduciary obligations to Interest Holders. As a result, Interest Holders will have no recourse directly against an athlete party to a Brand Agreement, either under the Brand Agreement, the LLC Act or under the securities laws.

If the Brand Agreements are deemed to provide payment for the use of an athlete’s name, image and likeness (“NIL”), any such agreements with college athletes could be subject to a variety of NIL rules and policies implemented by the National Collegiate Athletics Association (“NCAA”), local colleges and universities, and state and federal authorities, and a failure to comply with any of these rules or policies could result in monetary penalties or invalidation of certain Brand Agreements. The rules regarding paid use of a college athlete’s NIL are varied and complex and are implemented by multiple authorities at the local, state and federal levels. For example, some universities and colleges require NIL contracts to be filed with the athletic department of such school, while other universities and colleges impose restrictions on the terms of such contracts. In addition, in many instances, there is little to no regulatory or judicial interpretation of NIL rules and policies. A failure to adhere to any NIL rules or policies implemented by the NCAA, local colleges and universities, or state and federal authorities could result in monetary penalties or even the invalidation of a Brand Agreement with a college athlete. Thus, if the Brand Agreements are deemed to be NIL contracts, there is a risk that a failure to adhere to current or future NIL rules or policies could result in monetary penalties being imposed on a Series or the invalidation of a Brand Agreement held by a Series, which would reduce or eliminate the Brand Amounts available for distribution to Interest Holders. If a Brand Agreement is invalidated, we may be unable to recover amounts paid to the athlete, which could result in a complete loss of your investment.

Risks Related to the Offerings and Ownership of our Interests

Cash distributions to Interest holders are subject to the discretion of the Manager and cannot be guaranteed. There can be no assurance that any cash distributions will be made to the Interests holders of any particular Series. Although the Manager intends to distribute on a monthly basis substantially all net income received under a Brand Agreement to the Interest Holders of the Series associated with such Brand Agreement, the Operating Agreement does not compel the Manager to make distributions at any defined interval or amounts, and, instead grants the Manager the discretion to make distributions at such times and in such amounts as the Manager shall reasonably determine. There can be no assurance that the Company will at any time (or from time to time) have sufficient resources to make discretionary distributions to the Interest Holders of any particular Series or that the Manager will determine it is in the best interests of the Company to make distributions at any specific time, in any specific amounts or at any specific intervals.

There can be no assurance that an active trading market for the Interests will develop. We have no obligation to register the Interests for resale under the Securities Act. The Interests will not be listed on any national securities exchange. The Interests will generally not be transferable except through an ATS made available through the Vestible Platform, to the extent such component of the Vestible Platform is established and maintained. An active trading market for any Series of our Interests may not develop or be sustained. If an active public trading market for our Interests does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if an active market does develop, the market price could decline below the amount you paid for your Interests. Our Manager is developing the Vestible Platform, which, in part, serves to communicate buy orders and seller orders to a broker that operates an ATS which may permit some liquidity for Interest Holders, but there is no assurance that an active market for resales of Interests will develop. Further, without the Vestible Platform, it may be difficult or impossible for you to dispose of your Interests.

If an active market ever develops for our Interests, the market price and trading volume may be volatile. If the market develops for our interests, the market price of our Interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the properties or the Series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our interests may decline as well.

In addition, fluctuations in operating results of a particular Series or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn, changes in the laws that affect our operations, competition, compensation-related expenses, application of accounting standards, seasonality, and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There may be state law restrictions on an investor’s ability to sell its Interests, making it difficult to transfer, sell or otherwise dispose of our interests. Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. Although the initial offering and sale of Interests is expected to qualify for an exemption that is not determinative as to whether there is an exemption in a given state to allow a holder to resell the Interests to a resident of a given state. There may be significant state blue sky law restrictions on an Interest Holder’s ability to sell, and on purchasers to buy, Interests.

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Investors lack voting rights, and the Manager may take actions that are not in the best interests of Interest Holders. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Interest Holders, and Interest Holders only have limited voting rights in respect of a Series. Investors will therefore be subject to any amendments our Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it makes in respect of our Company and a Series which the Interest Holders do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions, and such amendments or decisions may not be in the best interest of all of the investors as a whole but only a limited number. Furthermore, the Manager can only be removed as manager of the Company and each Series in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a Series. Investors would therefore not be able to remove the Manager merely because they did not agree with certain actions taken by the Manager.

The Offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly. The offering price of the Interests is a derivative result of our negotiations with an athlete for a portion of his or her future Brand Income pursuant to a Brand Agreement, and is based upon various factors including prevailing market conditions, our future prospects, operating expenses and our capital structure, as well as certain expenses incurred in connection with the Offering and the acquisition of the Brand Agreement. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

We are offering our Interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to Investors as compared to a traditional initial public offering. As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our Interests less attractive to Investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Interests, we may be unable to raise the funds necessary to fund future Offerings, which could impair our ability to develop a diversified portfolio of properties (across Series) and create economies of scale, which may adversely affect the value of the Interests or the ability to make distributions to Investors.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and may divert attention from management of the properties by the Manager and or could cause the Manager to no longer be able to afford to run our business. The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors.” SEC rules provide a limited exemption for securities issued pursuant to Tier 2 under Regulation A from these holder of record thresholds when an issuer is subject to, and current in, its Regulation A periodic reporting obligations, however, to benefit from this conditional exemption, an issuer must retain the services of a transfer agent and have a public float of less than $75 million or, in the absence of a float, revenues of less than $50 million. While our Operating Agreement presently prohibits any transfer that would result in any Series being held of record by more than 2,000 persons or 500 non-”accredited investors,” there can be no guarantee that we will not exceed the registration thresholds set forth in the Exchange Act or the conditional exemption outlined above. Moreover, there is no assurance that the manner in which the Manager may elect to account for holders of record that are non-natural persons (and any underlying beneficial owner) and/or hold their accounts with a broker-dealer in “street name” will be deemed consistent with SEC interpretations, which change from time to time and are subject to differing interpretations. If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and may divert attention from management of the properties by the Manager or could cause the Manager to no longer be able to afford to run our business.

If the Company is required to register under the Investment Company Act or the Manager is required to register under the Investment Advisers Act, it could have a material and adverse impact on the financial performance and expenses attributable to each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any Series. The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We believe that the Brand Agreements are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus, the Series’ assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. While we do not believe any such registration is required, if the Company were required to register under the Investment Company Act or the Manager were required to register under the Investment Advisers Act, it could have a material and adverse impact on the financial performance and expenses attributable to each Series, and the Manager may be forced to liquidate and wind up one or more Series or rescind the Offerings(s) for any Series. Furthermore, if the Company were required to register under the Investment Company Act, the Interests would not be eligible to be offered or sold pursuant to Regulation A under the Securities Act, and to the extent any Offering of a Series of Interests had already been effected, it could give rise to the Company being subject to administrative actions or civil penalties.

Any dispute regarding the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial. Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern our Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial.

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We believe that this is the case with respect to our Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation, or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an Investor to the extent a judge might be less likely than a jury to resolve an action in the Investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

Possible changes in Federal Tax Laws. The Code (as described in “U.S. Federal Income Tax Considerations”) is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of Interests of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one Series for another might have been a non-taxable ‘like-kind exchange’ transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks of investing using a credit card. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Payment by credit card may be appropriate for some investors as a temporary funding convenience, however, as an illiquid investment, it should not be used as a long term means to finance an investment in the Interests. Investors contemplating using their credit card to invest are urged to review the SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which is available at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make timely credit card payments, you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Credit card investment may result in incurrence of third-party fees and charges, interest obligations which will lower your expected investment returns, and could exceed your actual returns. In addition, if you cannot meet your minimum payment obligation, you may damage your credit profile which would make it more difficult and more expensive to borrow in the future. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

Risks Related to Baron Browning and Series BDBR

The Brand Amounts to be received under the Brand Agreement with Baron Browning will derive from his NFL player contract, and there is no guarantee that he will receive the remaining amounts under his current contract or that he will be able to enter into a new NFL player contract when the existing contract expires. In July 2021, Baron Browning signed a four-year contract with the Denver Broncos worth up to $4,785,852. As of the date of this Offering Circular, Baron has approximately $486,701.33 remaining to be paid for the 2023 season, based on his 2023 annual salary of $1,095,078 being paid out over a period of 36 weeks, beginning from the date of the first regular season game. Any Brand Amounts to be received by Series BDBR for the remaining 2023 season salary will be dependent on the closing date of this Offering, as Baron’s obligations to pay a percentage of his Brand Income to Series BDBR will not be effective until closing. As of the beginning of the 2024 NFL season, the remaining Brand Income available under Baron Browning’s NFL player contract will be $1,202,542, none of which is guaranteed. As such, there is no guarantee that the remaining amounts under his current contract with the Denver Broncos will be received. Baron Browning’s current contract will expire in 2025, and there is no guarantee that Baron Browning will be able to enter into a new NFL player contract when such contract expires.

Series BDBR is only entitled to 1% of future gross professional sports income generated by Baron Browning and it could take a significant amount of time for investors to recover their initial investment, if at all. Pursuant to the terms of his Brand Agreement, Baron Browning is entitled to 80% of the gross proceeds of this Offering with respect to Series BDBR Interests in exchange for granting Series BDBR the right to receive 1% of his future gross professional sports income. Under his player contract with the Denver Broncos, as of the date of this Offering Circular, Baron has approximately $486,701.33 remaining to be paid for the 2023 season, based on his 2023 annual salary of $1,095,078 being paid out over a period of 36 weeks, beginning from the date of the first regular season game, and is projected to earn an annual salary of $1,202,542 in 2024, none of which is guaranteed. Without taking into account any performance bonuses that may be received by Baron, to which Series BDBR would be entitled to 1%, and assuming Baron is paid his full remaining annual salary for the 2023 season and his full annual salary in 2024, Series BDBR would be entitled to aggregate gross payments of $4,867.01 from the remainder of his 2023 season salary and $12,025.42 for the 2024 season, which, in total, would represent only 1.79% of the Maximum Offering Amount invested in this Offering. In order for Series BDBR to recoup the Maximum Offering Amount, Baron Browning would need to earn over $100 million over the span of his career as a professional athlete after the closing of the Closing. Furthermore, expenses that are paid by Series BDBR, the amounts of which are unknowable at this time, will reduce amounts ultimately distributed by Series BDBR to investors (and increases the total earnings that would need to be earned by Baron Browning for investors to recoup their initial investment). Please refer to the section titled “Description of the Business - Allocation of Expenses” for more information regarding the fees and expenses that will be borne by Series BDBR. Due to the terms of the Brand Agreement, it could take a significant amount of time for investors to recover their initial investment, and if Baron’s career as a professional athlete is cut short, or his earnings otherwise remain static or decrease over time, investor’s may never recover their initial investment, as Baron Browning’s earnings would need to significantly increase from his current contracted earnings for investor’s to recover their initial investment. For example, by way of illustration only, if Baron Browning’s professional football annual salary remained static at $1,202,542 per year after 2024, it would take approximately 83.25 years for Baron Browning to earn sufficient Brand Income for Series BDBR to recoup the Maximum Offering Amount invested in this Offering, and it would take an even longer amount of time for investors to recoup their initial investment since this calculation does not take into account any expenses that will be borne by Series BDBR. It is impossible that Baron Browning’s career as a professional football player will last more than 83 years and, as discussed below, the average career length of a linebacker in the NFL is less than three years, which raises substantial doubt about Baron Browning’s ability to generate sufficient Brand Income over the length of his career for investor’s to recover their initial investment.

The average career length for linebackers in the NFL is less than three years and there is no guarantee that Baron Browning’s career in the NFL will be long enough for investors to recover their initial investment. According to publicly available statistical information, the average career length of a professional football player in the NFL is approximately 3.3 years, while the average career length of a linebacker in the NFL, the position held by Baron Browning, is only 2.97 years. While some of this data on the average career length may be skewed by practice squad players and temporary injury replacements that play for less than one season, the reality is the majority of NFL football players do not have decades-long careers. Although it is impossible to predict with any certainty how long any professional football player’s career will last, some early indicators of players likely to have a longer than average NFL career, based on publicly available statistical data, include making the opening day roster as a rookie, which such rookies tend to have an average career length of 6 years in the NFL, or being a first-round draft pick, which such picks tend to have an average career length of about 9.3 years in the NFL. Of course, a professional football player’s career could be less than average due to a failure to perform, intense competition from other, better-performing players, an injury or early retirement. There can be no guarantee that Baron Browning’s career as a professional football player will be above-average or that it will be long enough for investors to recover their initial investment. If Baron Browning’s career in the NFL does not last well beyond the average career length of 2.97 years for linebackers, Baron Browning would not generate sufficient income for investors to recover their initial investment.

Baron Browning has incurred injuries in the course of his professional football career, and any current or future injury could result in a decrease in his professional sports income, including under his current NFL player contract. During each of the 2021 NFL season and the 2022 NFL season, Baron Browning missed three games due to a hip issue and back spasms. In addition, during training for the 2023 NFL season, Baron Browning incurred a knee injury, which required an arthroscopic procedure to repair a partially torn meniscus. As of a result of this knee injury, Baron Browning began the 2023 season on the “Physically Unable to Perform” (“PUP”) list and played his first game of the 2023 season on October 22, 2023 after missing 6 games. There is a high risk of Baron Browning suffering new or repeated injuries or other adverse medical conditions in the future, which could result in his professional sports income, and thus the Brand Amounts to be received by the Company from Baron Browning, being dramatically less than the Company anticipates. Furthermore, since Baron Browning’s player contract with the Denver Broncos is not guaranteed in the event of injury beyond the year in which the injury incurs, the current injury or future injuries may increase the likelihood of Baron Browning being cut from the team, in which case he would not receive any future income under his current player contract.

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Risks Related to Potential Conflicts of Interest

There are conflicts of interest among us, the Manager, and its affiliates. Each of the persons who perform the functions of an executive officer of our Company is an executive officer of the Manager. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arms’ length negotiations. Some of the conflicts inherent in our Company’s transactions with the Manager and its affiliates are described below and elsewhere in this Offering Circular. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Interest Holders and the value of the Interests.

The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	the Manager or its other affiliates may continue to offer other investment products and opportunities, including offerings similar to this Offering, and may acquire Interests in various Series, and otherwise may make investments in prospective sports earnings for their own respective accounts, whether or not competitive with the Company;

●	the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers or its other affiliates for their own benefit;

●	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm’s length basis; and

●	the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager. Our Operating Agreement provides that our Manager, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests; will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors; and will not be subject to any different standards imposed by our Operating Agreement, the LLC Act or under any other law, rule, or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

It is difficult to remove the Manager. Under the terms of the Operating Agreement, holders of Interests in each Series may only remove the Manager by a vote of two-thirds of the holders of all Interests in each Series of the Company voting together, and only in the event our Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series of interests or the Company which has a material adverse effect on the Company. Unsatisfactory financial performance does not constitute grounds to terminate and remove the Manager under the Operating Agreement. These provisions make it difficult to end our relationship with the Manager, even if holders of Interests believe that the Manager’s performance is not satisfactory. Furthermore, Interests held by the Manager or affiliates of the Manager may be voted against such removal.

A significant number of Interests in a Series could be held by the Manager or its affiliates. There is no limitation on the number of Interests that may be owned by the Manager or its affiliates. In the very limited circumstances where Interest Holders may be permitted to vote, the Manager and its affiliates may also vote their Interests, which could differ from the desire of other Interest Holders who are unaffiliated with the Manager. The Manager or its affiliates holding a material amount of the Interests also have the potential to reduce liquidity in the Interests due to legal restrictions and because Regulation A Tier 2 limits the amount of qualified securities that can be resold by affiliates of the issuer.

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We do not have a conflicts of interest policy. Our Company, our Manager, and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to Investors and the value of the Interests of each Series. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Our Manager has the ability to unilaterally amend the Operating Agreement or a Series designation. As our Manager is party, or subject, to the provisions of the Operating Agreement and each Series designation, it may be incentivized to amend them in a manner that is beneficial to it as the Manager or may amend them in a way that is not beneficial for all Investors, however, the Manager may not amend the Operating Agreement or a Series designation in such a way that materially affects the rights of all Interest Holders without obtaining the approval of Interest Holders.

Potential concentration of voting power. Interest Holders will be able to vote on matters concerning the Company or a Series in only a limited set of circumstances. The Manager will control most decisions, including decisions relating to the Brand Agreements and distributions of income. Even in situations where Interest Holders vote on matters, a small group of Interest Holders with relatively large collective interests in the Company (or Series thereof) could have the requisite percentage of votes to determine the outcome of such decisions. This may be exacerbated where the Manager or its affiliates participate in a Series offering and acquire a large ownership stake in a Series. Such a concentration of voting power, if it occurs, could have the effect of limiting the ability of Interest Holders with smaller interests to have a meaningful vote.

Ownership in multiple Series may cause conflicts of interest. Our Manager or its affiliates may acquire Interests in each Series for its own account and may transfer these Interests, either directly or indirectly through brokers, via the Vestible Platform. Depending on the timing of the transfers, this could impact the Interests held by Investors, such as driving down price because of supply and demand and over-availability of Interests. This ownership in each of the Series may result in a divergence of interests between the Manager and Investors who only hold one or certain Series (e.g., the Manager or one of its affiliates may disproportionately market or promote a certain Series, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such Series of Interests).

Conflicts may arise from allocations of income and expenses as between Series. There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific Series, and certain Series may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, the Manager would be conflicted from acting in the best interests of the Company as a whole or the individual Interest Holders of a particular Series. While we presently intend to allocate expenses as described in “Description of the Business; Allocation of Expenses,” the Manager has the right to change this allocation policy at any time without further notice to investors.

Conflicts may exist between legal counsel and other professional advisors, the Company, the Manager and its affiliates. Our legal counsel is also counsel to our Manager, and may serve as counsel with respect to a Series. Because such legal counsel represents both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, legal counsel may represent such other parties and not the Company. Legal counsel may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with any Offering and will not be representing Interest Holders other than the Manager, although the prospective investors may rely on the opinion of legal counsel with respect to the validity of the securities, which is filed as Exhibit 12.1 to the offering statement of which this Offering Circular forms a part. Similarly, other professional advisers to the Company, such as its outside accounting firm and tax advisers, do not represent Interest Holders in their individual capacities. Prospective investors are advised to consult their own independent counsel and advisors with respect to the other legal and tax implications of an investment in the Interests.

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DILUTION

Dilution means a reduction in value, control or earnings of the Interests the investor owns. As of the date of this Offering Circular, the Manager owns 100% of the Company’s membership interests. Given that those membership interests are not connected to any specific Series Interests and we are offering Interests of particular Series, there will be no dilution to any Investors associated with any Offering. However, from time to time, additional Interests in each Series offered hereby may be issued in order to raise capital to cover such Series’ ongoing operating expenses, which may result in dilution to Investors. See “Description of the Business—Operating Expenses” for further details.

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Plan of Distribution and Subscription Procedure

Each of the Offerings is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an Investor must meet in order to participate in these Offerings, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards.” As a Tier 2 Offering pursuant to Regulation A under the Securities Act, each Offering will be exempt from state law Blue Sky registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange.

If an Offering is terminated without a closing in respect of any particular Series, including if the Company is unable to sell the Minimum Offering Amount for any particular Series, all investor funds will be promptly returned without interest or deduction. An Offering shall be terminated upon the earliest to occur of (i) the date which is one year from the date this Offering Circular or amendment thereof, as applicable, is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion or (ii) any date on which the Manager elects to terminate an Offering in its sole discretion.

All offering proceeds for a particular Series will be held in a third-party segregated escrow account with our Escrow Agent until at least the applicable Minimum Offering Amount has been raised for such Series. Once the applicable Minimum Offering Amount has been raised and an initial closing of an Offering has occurred with respect to a Series, all offering proceeds of such Series will become available for use by the Company. After the applicable Minimum Offering Amount has been raised for a Series, we may conduct additional separate closings, which closings may be conducted on a rolling basis as determined by the Manager.

As may be described in certain amendments to this Offering Circular with respect to an Offering of a subsequent Series of Interests, we may elect to effect closings on a rolling basis as funds are received from Investors (subject to the minimum for that Offering being achieved, if any). At any closing, Investors are obligated to pay applicable processing or transaction fees, if any.

The Manager, Vestible, Inc., which serves as our managing member and the manager of each Series, owns and operates the Vestible mobile and web-based investment platform (as defined above, the “Vestible Platform”), through which Investors may indirectly invest, through a Series of the Company’s Interests, in the potential future income streams earned by professional athletes. Through the Vestible Platform, Investors can browse and screen the potential investments and sign legal documents electronically. We intend to exclusively distribute the Interests through the Vestible Platform. Neither our Manager nor any other affiliated entity involved in the offer and sale of our interests is a member firm of FINRA and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of our Interests.

The Company has engaged Templum, a broker-dealer registered with the SEC and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay Templum a commission equal to 0.75% of the amount raised in the Offering. In addition, Templum will be entitled to certain onboarding and support service fees on an as-incurred basis and will be reimbursed for out-of-pocket expenses incurred by Templum, such as, among other things, preparing the FINRA filing, which such fees and expenses shall be borne by the Manager without reimbursement.

The Manager or its affiliates may purchase a certain percentage of Interests of each Series at the closing of each Offering at the same price as all other investors. The Manager is not subject to any ownership limitation, and the Manager’s ownership interest in certain Series of Interests may exceed 10%. The Manager may sell its Interests from time to time after the closing of each Offering. The Manager has no present intention to sell its Interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

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The Interests are being offered by subscription only in the U.S. and to residents of those states in which the offer and sale is not prohibited. This Offering Circular does not constitute an offer or sale of any Series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “Plan of Distribution and Subscription Procedure – How to Subscribe” below for further details.

Each Series of Interests will be issued in book-entry form without certificates.

In compliance with Rule 253(E) of Regulation A, we will revise the Offering Statement during the course of Offerings and whenever a new Series of Interests is offered, information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide updated financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252 of Regulation A.

Continuous Offering

Each offering will be a Continuous Offering pursuant to Rule 251(D)(3)(I)(F) and will commence within two calendar days after the qualification date of the offering statement of which this Offering Circular forms a part, and end no later than the second anniversary of the Qualification Date of the offering statement of which this Offering Circular forms a part. The Interests will not be offered or sold in the offerings on an “at the market” basis.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other Investors so long as their investment in any of the Interests of the Company (in connection with this Series or any other Series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any Investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such Investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential Investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the Investor must be a natural person who:

1.	has an individual net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence;

2.	has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

3.	holds in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

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4.	holds in good standing any of the general securities representative license (Series 7), the investment adviser representative license (Series 65), or the private securities offerings representative license (Series 82);

5.	is a manager or executive officer of the Company, or any director or executive officer of the Manager; or

6.	is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

If the Investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential Investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “Accredited Investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an Investor’s primary residence.

The Manager and Templum, in its capacity as broker of record for each Offering, will be permitted to make a determination that the subscribers of Interests in each Offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest, and the maximum subscription by any Investor for Interests in a particular Series will be limited to 10% of the total outstanding Interests of such Series, although such ownership limitation may be waived or modified by the Manager in its sole discretion.

Lock-up Period

The Company expects to enact a policy whereby all Interest Holders are subject to a 30-day lock-up period starting the day of closing for any Interests purchased in an Offering.

Broker

Templum is acting as our executing broker in connection with the sale of our Interests pursuant to a broker-dealer agreement (the “Broker-Dealer Agreement”). Pursuant to the Broker-Dealer Agreement, Templum’s role in the Offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Templum will have access to the subscription information provided by Investors and will serve as broker of record for each Offering by processing transactions by Investors through the platform technology. Templum will not solicit any Investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any Investor.

Templum is a broker-dealer registered with the SEC and a member of FINRA and SIPC and will be registered in each state where each offering and sale of Interests will occur, prior to the launch of each Offering. Templum will receive the Brokerage Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.

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We agreed to indemnify Templum and its respective directors, officers, partners, members and agents (collectively, “Indemnitees”) for any loss, claims, damages, judgments, assessments, costs and other liabilities (collectively, “Liabilities”) arising out of or based upon an alleged untrue statement of a material fact, or an alleged misleading omission of material fact, contained in an Offering Statement or other offering materials prepared by us, to the extent such alleged misstatement or omission is not based upon information furnished to us by Templum, or such Liability is not judicially determined to have resulted directly from the gross negligence or willful misconduct of any Indemnitee.

The Broker-Dealer Agreement has a twelve-month term beginning September 27, 2023, and may be terminated at-will after the expiration of such twelve-month term. Additionally, the agreement may be terminated by either party without cause upon 90 days’ prior written notice.

Custodian

Prior to utilizing the ATS operated by Templum, investors will be required to open an account with Templum, as introducing broker. Funds will be custodied with DriveWealth, LLC (“DriveWealth”), as the clearing firm. Interests issued by a Series that trade on the Templum ATS will be settled through DriveWealth. DriveWealth is a broker-dealer registered with the SEC and a member of FINRA and the SIPC and is registered in every state plus the District of Columbia, Puerto Rico and the U.S. Virgin Island.

Escrow Agent

North Capital Private Securities Corp. will serve as the Escrow Agent for each offering pursuant to an escrow agreement to be entered into among Templum, the Escrow Agent, the Manager and each Series (the “Escrow Agreement”). A copy of the escrow agreement is filed as an exhibit to the offering statement of which this Offering Circular forms a part.

Each Series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Plan of Distribution and Subscription Procedure – Fees and Expenses” section below.

Fees and Expenses

Brokerage Fee

As compensation for providing the services described in the Broker-Dealer Agreement to us in connection with each offering, Templum will receive a brokerage fee equal to 0.75% of the amount raised through each Offering (the “Brokerage Fee”). Each Series will be responsible for paying the Brokerage Fee to Templum from the proceeds of the Offering for such Series. The Brokerage Fee will be payable immediately upon the closing of each Offering.

In addition to the Brokerage Fee, Templum will be paid certain onboarding and support fees on an as-incurred basis and will be reimbursed for out-of-pocket expenses incurred by Templum, such as, among other things, preparing the FINRA filing, which such fees and expenses will be borne by the Manager. The Manager will not be reimbursed for payment of any such fees or expenses.

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In connection with the Vestible Platform and separately from the Brokerage Fee described above, the Manager will also pay an annual licensing and service fee to Templum for technology tools to facilitate the transaction of securities on the Vestible Platform.

Offering Expenses

Each Series will generally be responsible for certain fees, costs and expenses incurred in connection with the Offering of the interests associated with that Series (the “Offering Expenses”), up to 4.25% of the gross offering proceeds. Offering Expenses consist of underwriting, legal, accounting, auditing, escrow and compliance costs related to a specific Offering, including any blue sky filings required in order to be made available to investors in certain states (unless borne by the Manager, as determined in its sole discretion). The Company will reimburse the Manager for Offering Expenses from the proceeds of each Offering.

As compensation for providing certain custodian services to the Company, the Custodian will receive a fee. Each Series of Interests is expected to be responsible for paying its own custody fee to the Custodian in connection with the sale of Interests in that Series, except if otherwise stated for a particular Series. The custody fee will be payable from the proceeds of such Offering as Offering Expenses.

To the extent that Acquisition Expenses (as defined below) include a sourcing fee payable to an athlete’s agent and the Acquisition Expenses exceed 5% of the gross offering proceeds, a portion of the sourcing fee payable to an athlete’s agent may be payable from the proceeds of such Offering as part of the Offering Expenses.

Acquisition Expenses

Each Series will be responsible for any and all fees, costs and expenses incurred prior to closing in connection with the evaluation, discovery, investigation and acquisition of the right to receive Brand Amounts pursuant to a particular Brand Agreement (the “Series Asset”) related to such Series, including travel and lodging related to the acquisition of a Brand Agreement, sourcing fees payable to an athlete’s agent, diligence-related expenses, athlete audits, research fees, legal fees, technology costs, and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, negotiation and acquisition of the Series Asset (the “Acquisition Expenses”). The Company will reimburse the Manager for Acquisition Expenses from the proceeds of each Offering, up to 5% of the gross offering proceeds. To the extent that Acquisition Expenses include a sourcing fee payable to an athlete’s agent and the Acquisition Expenses exceed 5% of the gross offering proceeds, a portion of the sourcing fee payable to an athlete’s agent may be payable from the proceeds of such Offering as part of the Offering Expenses. See “Use of Proceeds to the Issuer” for a description of the Acquisition Expenses for each Offering.

Management Fee

As compensation for the Manager’s efforts in identifying, evaluating and acquiring the Series Assets and for providing management services to the Series, the Manager shall be entitled to a fee equal to 5% of the amount raised through each Offering (the “Management Fee”), although the Manager, in its sole discretion, may choose to waive any such Management Fee. Each Series will be responsible for paying the Management Fee to the Manager from the proceeds of the Offering for such Series. The Management Fee will be payable within 30 days following the closing of each Offering.

For information regarding the specific expenses for each Offering, please see “Use of Proceeds to the Issuer.”

Operating and Capital Reserve

Each Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going Operating Expenses (as defined below), including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 5% of the gross offering proceeds per Series Offering.

Additional Information Regarding the Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

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From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular Supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the SEC.

The Offering Statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov or may be available on the Vestible Platform or other site or portal established by the Company. The contents of the Vestible Platform or any such site or portal (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe for the Interests

Potential investors who are “qualified purchasers” may subscribe to purchase the Interests in a Series which has not yet closed. The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series of Interests must:

1.	Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any Series of Interests is suitable for you.

2.	Submit an indication of interest. Once the indication of interest is confirmed, you will receive the Subscription Agreement electronically.

3.	Review the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto) and execute the completed Subscription Agreement using a manual or electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

4.	Subscribers will be required to open an account with DriveWealth, as custodian, which such process will be handled by Templum. Funds may be required to be deposited into that brokerage account for up to two weeks prior to the closing of the Offering. Once the completed Subscription Agreement is executed, funds from your brokerage account with DriveWealth in an amount equal to the purchase price for Interests you have applied to subscribe for (as set out on the front page of your Subscription Agreement) will be transferred from your brokerage account at DriveWealth into the escrow account. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued the interests.

5.	The Manager and Templum will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time prior to closing.

6.	Once the review is complete, the Manager will inform you whether or not your application to subscribe for the interests is approved or denied and, if approved, the number of Interests in a Series for which you are entitled to subscribe. If your subscription is rejected in whole or in part, then your subscription payment(s) (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager may accept subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions.

7.	If all or a part of your subscription in a particular Series is approved, then the number of Interests of such Series for which you are entitled to subscribe will be issued to you upon the closing. Simultaneously with the issuance of the Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable Series as consideration for such Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Operating Agreement. The Company, the Manager and Templum will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and any supplemental information you provide in order for the Manager and Templum to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where You Can Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent, and will not be transferred to any Series’ account until at least the applicable Minimum Offering Amount has been raised and there is an initial closing with respect to that Series. When the Escrow Agent has received instructions from the Manager that an Offering will close and an investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable Series. If an Offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned to them without interest or deductions. Any costs and expenses associated with a terminated Offering will be borne by the Manager.

No Refunds

Except in the case of an Offering being terminated without a closing, or a prospective investor’s subscription not being accepted or being cut back due to oversubscription or otherwise, there will be no refunds.

This Offering Circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, you should consider whether the information in this Offering Circular is appropriate to your needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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Use of Proceeds to THE Issuer

Based on our current plan and assumptions regarding general economic conditions, our potential future revenue and expenditures, we intend to have the following allocation of the net proceeds of the Offering. Various factors will influence the timing and amount of our actual expenditures, including but not limited to market conditions, business developments and cash generated by the Series Asset and the proceeds of the Offering. We reserve the right to modify the use of proceeds. The costs advanced by the Manager including Offering Expenses, Acquisition Expenses and other costs will be reimbursed out of the net proceeds of each Offering.

Series BDBR

We estimate gross proceeds of approximately $1,000,000 for the Offering of Series BDBR Interests, assuming the BDBR Maximum Offering Amount is sold. The following table breaks down the anticipated use of proceeds into different categories under various funding scenarios:

Raise Amount:	$600,000 (Minimum)	$800,000	$1,000,000 (Maximum)
Uses
Brand Income Fee (1)	$480,000	$640,000	$800,000
Brokerage Fee (2)	$4,500	$6,000	$7,500
Operating and Capital Reserve	$30,000	$40,000	$50,000
Offering Expenses (3)	$25,500	$34,000	$42,500
Acquisition Expenses (4)	$30,000	$40,000	$50,000
Management Fee (5)	$30,000	$40,000	$50,000
Total Proceeds	$600,000	$800,000	$1,000,000

(1)	The Brand Income Fee will be 80% of the gross proceeds and will be payable to Baron Browning as consideration for the Brand Amounts to be received by the Series pursuant to the Brand Agreement with Baron Browning.
(2)	The Brokerage Fee will be 0.75% of the gross proceeds and will be payable to Templum.
(3)	We expect to reimburse the Manager for Offering Expenses actually incurred with respect to the Series BDBR Interests, up to 4.25% of the gross offering proceeds.
(4)	We expect to reimburse the Manager for Acquisition Expenses actually incurred with respect to the acquisition of the Series Asset, up to 5% of the gross offering proceeds.
(5)	The Management Fee will be 5% of the gross proceeds and will be payable to the Manager as consideration for prior and ongoing management services provided to the Company and the Series.

The allocation of the net proceeds set forth above represents our intentions based upon our current plans and assumptions regarding our future income, if any, and expenditures. As explained above, the amounts and timing of our actual expenditures will depend upon numerous factors and the anticipated use of proceeds is subject to change.

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Description of THE Business

Overview

We are a Delaware series limited liability company that was formed to facilitate micro investments in specified future professional sports earnings of individual athletes. Our aim is to acquire the rights to a specific percentage of the future Brand Income of professional football, baseball, soccer, or basketball athletes (although may include other sports), and will predominantly target collegiate, minor league or already professional athletes who are early in their career.

Each Series of the Company will be associated with a Brand Agreement with a single professional, collegiate or minor league athlete, pursuant to which such athlete will pay to that particular Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team, excluding any earnings associated with endorsements and name, image and likeness (again, such percentage of the Brand Income to be paid to a particular Series is referred to as the “Brand Amount”). As consideration for the Brand Amount to be received by a Series, each athlete who enters into a Brand Agreement will be entitled to 80% of the gross proceeds of the Offering for the particular Series associated with such athlete.

The Manager, Vestible, Inc., is developing the Vestible Platform with the intent to enable individuals to invest in future professional sports earnings via Series of Interests. All Interests will be initially offered through the Vestible Platform, and is intended to be a leading dashboard for investing in our Interests.

History and Structure

The Company was formed on July 20, 2022 as a Delaware series limited liability company. Each Series of Interests will be separate from the other Series. The Interests represent an investment in a particular Series and, thus, indirectly a portion of any Brand Amounts owed under the Brand Agreement attributable to such Series, and do not represent an investment in the Company or the Manager generally. The Company does not anticipate that any Series will own any income-generating assets other than the Brand Agreement with a particular athlete. However, the Company expects that its operations, including the entry into additional Brand Agreements and the issuance of additional Series of Interests, will be beneficial to Investors by enabling each Series to benefit from economies of scale (for example, by utilizing various service providers across multiple Series).

The Company anticipates that its core purpose will be identifying, acquiring, and marketing the Brand Agreement investments to the benefit of the Investors.

To date, our activities have consisted of evaluating and targeting potential Brand Agreements, entering into certain Brand Agreements, and organizing the Company for purposes of an Offering of one or more Series of Interests in the Brand Agreements it has or may acquire.

Objectives

The Company’s primary objectives are to:

●	Acquire a percentage of the Brand Income earned by professional athletes in sports such as football, basketball, soccer and baseball while on the roster of a professional sports team;

●	Increase net cash from Brand Amounts received under Brand Agreements so more cash is available for distributions to Interest Holders; and

●	Preserve, protect and return Investors’ investments.

We cannot assure Investors that we will attain any of these objectives or that we will be able to realize any net cash flow from the Brand Agreements or that the value, if any, of the Brand Agreements will not decrease.

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Strategy and Focus

Our strategy is to acquire a percentage of the prospective professional sports earnings of individual athletes paid by a professional sports team in the NFL, NBA, MLB, MLS or other professional league (excluding any earnings associated with endorsements and name, image and likeness, and similar income) pursuant to and for the duration of the Brand Agreements with such athletes. We intend to primarily focus on acquiring rights to receive potential Brand Income of collegiate, minor league or professional athletes who are early in their career in football, basketball, soccer or baseball.

Process for Identification and Acquisition of Series Assets

Our process for identifying and acquiring an interest in the potential future Brand Income of professional athletes leverages our network of team members, who are former professional athletes, as well as third-party talent managers and agencies.

In determining whether to enter into a Brand Agreement with any particular athlete and to offer Investors the opportunity to invest in the prospective Brand Income of such athlete, we consider a variety of factors, including:

●	The athlete’s performance on the field or court and his or her potential for professional sports earnings, which may include an analysis of his or her estimated career length, biological factors (e.g., age, weight, etc.), lifestyle factors and statistics.

●	The public opinion and popularity of an athlete and the potential associations people make or may make with respect to a player, including the athlete’s public persona, appearance, history and background, and public statements or positions on matters of public concern.

●	The athlete’s reputation within the applicable professional sport as well as potential to have a successful professional sports career.

Under our business model, prospective athletes are not paid an upfront fee for entering into a Brand Agreement, but are instead paid a significant portion of the proceeds of the Offering associated with such athlete.

Plan of Operations

We intend that each Series will be associated with a Brand Agreement with a single athlete. Although the Manager or its affiliate may initially be the named counterparty to a Brand Agreement, it is anticipated that such Brand Agreements will be assigned to a particular Series such that the Series will hold the right to receive Brand Amounts, if any.

While certain expenses will be shared across all or some of the Series in accordance with the Operating Agreement and the allocation policy, we will treat each Series as a separate legal entity, meaning the ongoing Operating Expenses will be paid through the Series’ own cash reserves or from Brand Amounts received pursuant to the applicable Brand Agreement.

We plan to launch a number of additional Series and related offerings in the near future. To date, we do not know how many Series will be created and offered. However, in any case, the aggregate dollar amount of all of the Series Interests that will be sold within such time period following qualification of the Company’s Form 1-A will not exceed the maximum amount allowed under Regulation A.

Competition

Although we are focused on a unique asset class with a unique business model, there is potentially significant competition for the rights to receive a portion of future Brand Income of professional athletes from many different market participants, as well as competition with other parties developing or offering fractionalized sports-earning investment products and amongst other fractional interest issuers more generally. With the increase in popularity in the asset class, we expect competition for similar financial arrangements with professional athletes will expand in the future. In addition, there are companies that are developing or offering fractionalized interests in other alternative asset classes such as song royalties, collectibles, and art who may decide to expand into the asset class.

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Increased competition for the asset class may reduce or eliminate opportunities for us to enter into additional Brand Agreements that we can securitize, which would impede our ability to economize on shared efficiencies that may be achieved with numerous Series.

Furthermore, certain of our current and potential competitors may have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources to the acquisition of Brand Income of professional athletes. In addition, these potential competitors may have longer operating histories, greater name recognition and a more established business model than we do.

The Manager

The Company is managed by Vestible, Inc., a newly formed Delaware corporation organized to serve as the Manager. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management and advisory services to the Company and to each of the Series, as well as a management team and appropriate support personnel. In its role, the Manager is responsible for sourcing, acquiring and marketing the Brand Agreements that are assigned to or otherwise attributable to each Series.

In addition, the Manager operates a mobile and web-based investment platform, the Vestible Platform, used for the offer and sale of Interests in our Series.

Anticipated Liquidity Platform

Investors who wish to purchase Interests in any of our completed Series offerings are expected to have the opportunity to buy and sell in the secondary market certain of our Series Interests through the ATS operated by Templum (the “Templum ATS”). Templum is a broker dealer registered with the SEC and is a member of both FINRA and SIPC.

To facilitate secondary market trading in our Series Interests, we are making available on the Vestible Platform a user interface that will allow the submission of buy and sell orders of the Interests, and that will seek to automatically match orders displayed at the same price. Orders submitted to the Templum ATS are binding. Templum has entered into a clearing agreement with DriveWealth, which will provide brokerage and custodial services in connection with the Templum ATS. Prior to utilizing the Vestible Platform, users will be required to open a brokerage account with both Templum, as introducing broker, and DriveWealth, as custodian. Transactions will be executed through the Templum ATS and settled through DriveWealth. Neither we nor the Manager or any affiliated Series issuer will execute any such secondary market transactions or receive, transfer or hold funds or securities as an incident to the operation of the Templum ATS. Additionally, neither we nor the Manager or any affiliated Series issuer will make any recommendations regarding the purchase or sale of Interests through the Templum ATS or receive any compensation from the Templum ATS.

Although the Manager is providing this interface in connection to the Templum ATS to facilitate trading in our Series Interests, currently there is no established public market for any of our Series Interests, and there can be no assurance that a resale market in any such Interests will develop or be sustained in the foreseeable future. If an active public market in our Series Interests does not develop or is not sustained, it may be difficult or impossible for you to resell your Series Interests at any price.

With respect to the outstanding Interests, the process of matching of buy orders and sell orders would occur during the anticipated trading hours of 8:30 a.m. Eastern Time through 5:30 p.m. (Eastern Time), Monday through Friday, excluding holidays and earlier closures observed by U.S. stock markets (the “Trading Hours”). However, our Manager, may change the Trading Hours in the future. The process will be coordinated with Templum (or other broker-dealer engaged for secondary trading).

The Vestible Platform will merely act as a user interface to allow users to submit binding buy orders and sell orders for the Interests, and provide for the potential automated matching of orders. For the avoidance of doubt, all transfers of cash or Interests will be performed by a broker-dealer or another appropriately-licensed third party, at the direction of an investor. For the purposes of the trading accomplished via the Vestible Platform, the Vestible Platform will merely act as a user interface to the Templum ATS.

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Secondary Trading by the Manager

The Manager may act as a buyer or seller of Interests in any given Series through the Vestible Platform during Trading Hours. Our Manager intends to put in place internal policies and procedures that prevent our Manager from making any secondary sales or purchases when in possession of material, non-public information.

Operating Expenses

Each Series will be responsible for the following costs and expenses, or the allocated pro rata portion of such costs and expenses, attributable to the activities of the Company related to such Series (“Operating Expenses”):

●	any and all fees, costs and expenses incurred in connection with the management of a Series Asset, including periodic fees associated with athlete audits, income taxes, marketing fees and investigative fees;

●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of the Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms 1-K, 1-SA and 1-U;

●	any and all insurance premiums or expenses, including directors’ and officers’ insurance for the directors and officers of the Manager;

●	any withholding or transfer taxes imposed on the Company or a Series or any of the members as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or a Series in connection with the affairs of the Company or a Series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series;

●	the cost of the audit of the Company’s annual financial statements and the preparation of its tax returns and circulation of reports to members of the Company;

●	the cost of any audit of the Series’ annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to investors;

●	any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

●	the fees and expenses of the Company’s or a Series’ counsel in connection with advice directly relating to the Company’s or a Series’ legal affairs;

●	the costs of any other outside valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

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The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Asset and cannot be covered by any cash reserves of such Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Asset (which we refer to as Operating Expenses Reimbursement Obligation(s)), or (c) cause additional interests to be issued in the such Series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Series Assets and any indemnification payments made by the Manager will be allocated among the various Series in accordance with the allocation policy set forth below. Costs and expenses specific to an Offering of a particular Series and the administration of that specific Series of Interests (such as escrow fees, the Management Fee and any brokers fee) will be allocated to that Series (in many cases by deducting those expenses from the gross proceeds of the class Offering) as the Manager’s practice will be to allocate items that are attributable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series. If, however, an item is not allocable to a specific Series but to the Company or the Manager in general, it will be allocated pro rata based on the value of the underlying Series Asset held by a Series, on the gross proceeds of each Offering, or on the number of outstanding Series, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof revenue and expenses will be allocated as follows:

Revenue or Expense Item*	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Series or Series Asset)
Revenue:	Brand Amounts received under Brand Agreements	Allocable directly to the applicable Series associated with such Series Asset

Offering Expenses (in a multi-Series offering):	Filing expenses	Allocable pro rata amongst the applicable Series based on the gross proceeds of each Offering

	Commission-based brokerage fees	Based on gross proceeds of each Offering

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	Broker fees other than cash commissions (e.g., expense reimbursement and consulting fees)	Not allocable, to be borne by the Manager

	Legal expenses	Allocable pro rata amongst the applicable Series based on the gross proceeds of each Offering

	Audit and accounting	Allocable pro rata based on the number of Series

	Preparation of marketing materials	Allocable pro rata amongst the applicable Series based on the gross proceeds of each Offering

Offering Expenses (in a single-Series offering):	Filing expenses	Allocable directly to the applicable Series
	Commission-based brokerage fees	Based on gross proceeds of the Offering

	Broker fees other than cash commissions (e.g., expense reimbursement and consulting fees)	Not allocable, to be borne by the Manager

	Legal expenses	Allocable directly to the applicable Series

	Audit and accounting	Allocable directly to the applicable Series

	Preparation of marketing materials	Allocable directly to the applicable Series

Operating Expenses:	Transfer agent fees	Allocable pro rata based on the number of Series
	Financial printer fees (to the extent filings are covered by the general annual fee)	Allocable pro rata based on the number of Series

	Audit of the Company’s annual financial statements and the preparation of its tax returns	Allocable pro rata based on the number of Series

	Legal or regulatory fees incurred by the Company generally (and that relates to all Series generally)	Allocable pro rata based on the value of the underlying Series Asset

	Insurance premiums or expenses, including directors’ and officers’ insurance for the directors and officers of the Manager	Allocable pro rata based on the value of the underlying Series Asset

	Fees, costs and expenses incurred in connection with the management of a Series Asset, including periodic fees associated with athlete audits, income taxes, marketing fees and investigative fees	Allocable directly to the applicable Series associated with such Series Asset

Acquisition Expenses	Diligence and third-party expert fees	Allocable directly to the applicable Series

	Contract negotiation costs (including travel expenses)	Allocable directly to the applicable Series

	Contract drafting costs (including legal fees)	Allocable directly to the applicable Series

	Sourcing fee, if any (to be paid to an athlete’s agent)	Allocable directly to the applicable Series

*	Expenses incurred prior to closing of an Offering may be paid by the Manager and then reimbursed from the proceeds of an Offering in accordance with the allocation policy.

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

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The Vestible Platform

Vestible Inc., the Manager, owns and operates a mobile and web-based investment interface through which issuances and trades will be effected on Templum ATS or other ATS (as defined above, the “Vestible Platform”). Through the use of the Vestible Platform, investors can browse and screen the investments offered by each of our Series, whether current or to be formed by our company in the future, and sign legal documents to purchase Series interests, electronically. Investors who trade on the Vestible Platform will incur a trading fee of 1.5% per trade (the “Trading Fee”) to be paid to Templum.

Employees

The Company does not have any employees. All of the persons performing the functions of an officer of the Company are employees of the Manager.

Legal Proceedings

None of the Company, any Series, the Manager, or any director or executive officer of the Company or the Manager is presently subject to any material legal proceedings.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the Company, the Manager and its affiliates and our officers who are also officers or directors of the Manager. Conflicts may include, without limitation:

●	Each of the persons performing the functions of our executive officers also serve as an officer of the Manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager or affiliates of the Manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The Manager is not required to make available any particular individual personnel to us.

●	Neither the Manager, nor its officers who perform the functions of our executive officers, will be required to manage the Company as their sole and exclusive function and they will have other business interests and will engage in other activities in addition to those relating to the Company. We depend on the Managers and its affiliates to successfully support and operate our overall model. Their other business interests and activities could divert time and attention from managing the Company and taking actions for the benefit of Iight holders. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. The Manager’s liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the operating agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

●	The Manager’s and its affiliates’ ownership of multiple Series of Interest may result in conflicts. The Manager or its affiliates may acquire Interests in each Series for their own accounts, may transfer these Interests, either directly or through brokers, or otherwise engage in proprietary trading from time to time. Such ownership and actions in any Series of Interests may result in a divergence of interests between the Manager and its affiliates and the Investors who hold only one or certain Series of Interests (e.g., the Manager or its affiliates may disproportionately market or promote a certain Series, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of Interests of such Series).

The Company, its Series and the Manager (and its affiliates) may not have separate legal counsel in the future. Certain conflicts of interest may exist and may arise. Legal counsel is not representing any prospective investors of any Series in connection with the Offerings. Prospective investors are advised to consult their own independent counsel with respect to the legal and tax implications of an investment in any Series.

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Description of The SERIES’ ASSETS

Series BDBR

Series BDBR was established to allow investors to own a fraction of the on-field professional sports income generated by Baron Browning over the span of his career pursuant to a Brand Agreement.

Brand Agreement with Baron Browning

On May 10, 2023, we entered into a Brand Agreement with Baron Browning pursuant to which he agreed to pay us 1% of his future gross sports income as a professional football player in the NFL (excluding any earnings associated with endorsements and name, image and likeness). In consideration of the Brand Amount to be received by us under the Brand Agreement, Baron Browning will be entitled to 80% of the gross proceeds of this Offering with respect with Series BDBR (the “BDBR Brand Agreement Fee”) and any additional Offerings that may be undertaken with respect to Series BDBR.

Throughout the term of the Brand Agreement and for a period of 12 months thereafter, the Company has the right, pursuant to the terms of the Brand Agreement, to inspect and make copies of the books and records of Baron Browning (and his affiliates) relating to the Brand Income, the Brand Amounts or any applicable player contracts to which he is party. In addition, the Company is authorized to obtain credit reports of Baron Browning from time-to-time and to request any further documentation or information with respect to Baron Browning that the Company deems necessary for the duration of the agreement. Baron Browning is also obligated to provide a quarterly report within 10 business days after the end of each calendar quarter detailing all Brand Income earned during such quarter.

Prior to the closing of this Offering with respect to Series BDBR Interests, the Brand Agreement may be terminated by either party upon 30 days’ prior written notice. Once the Offering has closed, the Brand Agreement will terminate upon the earlier of: (i) mutual consent of the parties, (ii) his retirement from professional football or (iii) his exclusion from a 53-man roster for 24 consecutive months.

In the event that Baron Browning voluntarily resigns from his employment as a professional football player in the NFL at any time prior to the second anniversary of the closing of this Offering for any reason other than Good Reason (as defined below), he must pay the Company an amount equal to (a) the BDBR Brand Agreement Fee, minus (b) all Brand Amounts previously paid to the Company by him. “Good Reason” means resignation from employment as a professional athlete after sustaining a major injury that either: (a) renders him incapable of performing as a professional athlete or (b) that puts his physical health at substantial risk (i.e. a risk that is substantially greater than simply by virtue of his participation as a professional athlete) by continuing to perform as a professional athlete, as determined by a qualified medical physician.

Athlete Overview

Baron Browning, standing at 6 feet 3 inches tall and weighing 240 pounds, is a professional football player who currently plays as an edge linebacker for the Denver Broncos (the “Broncos”). Prior to joining the Broncos, Baron Browning played college football at Ohio State University. In his last year playing for Ohio State University in 2020, he earned third-team All-Big Ten honors after posting 30 tackles (20 solo), one sack (6 yds.), two pass breakups, two forced fumbles and two fumble recoveries in seven games played. In the 2021 NFL Draft, he was selected by the Broncos in the third round (105th overall) of the draft.

In July 2021, Baron Browning entered into a four-year contract with the Broncos worth up to $4,785,852, including a $840,620 signing bonus and an average annual salary of $1,196,463. As of the beginning of the 2023 NFL season, the remaining Brand Income available under Baron Browning’s player contract with the Broncos was $2,297,620, none of which is guaranteed. As of the date of this Offering Circular, the remaining Brand Income available under Baron Browning’s player contract with the Broncos is approximately $1,689,243.33, none of which is guaranteed. His contract with the Broncos will expire in 2025.

The remaining Brand Income under Baron Browning’s player contract with the Broncos, not including any performance bonuses that may be earned, and the corresponding estimate of Brand Amounts to be received by Series BDBR pursuant to the Brand Agreement, is set forth below:

Year	Brand Income to Baron under Player Contract	Brand Amount to Series BDBR under Brand Agreement
2023(1)	$486,701.33	$4,867.01
2024	$1,202,542	$12,025.42

(1)	The amounts disclosed for the 2023 season only includes the portion of his 2023 annual salary that remains to be paid to Baron Browning, as of the date of this Offering Circular, based on his 2023 annual salary of $1,095,078 being paid out over a period of 36 weeks, beginning from the date of the first regular season game.

The above chart does not take into account any performance bonuses that may be received by Baron Browning under his player contract with the Broncos. In addition to the annual salary amounts set forth above, Series BDBR would be entitled to 1% of any performance bonus earned by Baron Browning as a professional athlete.

Due to the terms of the Brand Agreement, it could take a significant amount of time for investors to recover their initial investment, and if Baron’s career as a professional athlete is cut short, or his earnings otherwise remain static or decrease over time, investor’s may never recover their initial investment, as Baron Browning’s earnings would need to significantly increase from his current contracted earnings for investor’s to recover their initial investment. For example, by way of illustration only, if Baron Browning’s professional football annual salary remained static at $1,202,542 per year after 2024, it would take approximately 83.25 years for Baron Browning to earn sufficient Brand Income for Series BDBR to recoup the Maximum Offering Amount invested in this Offering, and it would take an even longer amount of time for investors to recoup their initial investment since this calculation does not take into account any expenses that will be borne by Series BDBR. It is impossible that Baron Browning’s career as a professional football player will last more than 83 years and, as discussed above in the Risk Factors section, the average career length of a linebacker in the NFL is less than three years, which raises substantial doubt about Baron Browning’s ability to generate sufficient Brand Income over the length of his career for investor’s to recover their initial investment.

Athlete Statistics

In the 2021 NFL season with the Broncos, Baron Browning played in 14 games (9 starts), posting 58 tackles (32 solo) and two passes defensed.

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Converting from inside linebacker to EDGE full-time in 2022, we believe Baron Browning has shown to be a pass-rushing force. In the 2022 NFL season with the Broncos, he played in 14 games (8 starts), posting 24 tackles (11 solo), 5 sacks across 60% of the team’s defensive snaps, four passes defensed, 18 quarterback pressures, 12 quarterback hits, eight tackles for loss six hurries.

Due to a knee injury incurred during training for the 2023 NFL season, which required an arthroscopic procedure to repair a partially torn meniscus, Baron Browning started the 2023 NFL season on the PUP list and performed his first game of the 2023 NFL season on October 22, 2023 after missing 6 games. In the 2023 season, Baron Browning played in 10 games, posting 25 tackles (19 solo), 4.5 sacks, 2 passes defended and 2 forced fumbles.

Description of NFL Salary System

The NFL imposes a salary cap system, which is set by dividing the percentage of revenues negotiated in the Collective Bargaining Agreement by the 32 teams in the NFL. Under this system, the salary cap for the 2023 season is $224.8 million (inclusive of bonuses). The NFL also imposes minimum salaries, which increase based on years of experience. The current minimum salary is $750,000 for first-year players, $870,000 for players with one year of experience, $940,000 for players with two years of experience and $1.01 million for players with three years of experience.

The primary component of an NFL player’s compensation is base salary, which can be non-guaranteed or guaranteed. Base salary is earned by being on a team’s roster specific times during the season and is paid in weekly installments. Guaranteed salary may take different forms and may be conditioned on specific circumstances, such as injury. With an injury guarantee, an athlete will receive his guaranteed salary when cut or otherwise unable to play due to sustaining an injury or being unable to pass a physical, however, if the athlete is cut for reasons other than injury, he will not be entitled to his salary. Although not commonly used on their own, other type of guarantees include “skill guaranties” and “cap guaranties.” Many NFL player contracts contain so-called “full guarantees” which include a combination of cap, skill and injury guaranties.

Most NFL player contracts also provide for various types of bonuses that may be earned, including a signing bonus, a work-out bonus (for attending a certain amount of offseason workouts), an option bonus, a reporting bonus, a roster bonus (for being on a team’s roster on a certain date) or a per-game roster bonus.

In addition, NFL player contracts can provide for incentive payments upon the achievement of certain performance thresholds, such as a specified amount of playing time, rushing yards or passing yards. Incentives are classified as either “likely to be earned” (“LTBE”) or “not likely to be earned” (“NLTBE”), depending on whether a performance threshold would have been achieved in the prior year. If a player would have achieved the performance threshold in the previous year, the incentive is considered LTBE (if not, it is considered NLTBE). LTBE incentives are counted against the current year’s salary cap for the team while NLTBE incentives are counted against the following year’s salary cap if earned.

Rookie Contracts

Under the NFL system, contract length and salary for first year professional athletes (“rookies”) are tied to whether and at which round such athlete was drafted. Player contracts for drafted rookies have a term of 4 years, while undrafted rookies receive 3-year contracts. Athletes selected in the first round of the NFL draft have a team option for a fifth season, which extends the four-year contract to a fifth season for a predetermined salary based on their performance in the first three seasons of their career. Such fifth-year options are fully guaranteed at the time of exercise, and if a player’s fourth-year salary is not guaranteed for skill, cap and injury, it also becomes fully guaranteed when the option in exercised.

Players picked in the first round of the NFL draft receive a salary based, in part, on the cap percentage average of the transition tag for the player’s position in his fourth season, but using the appropriate third- through 20th-highest player year salary at the player’s position if they have not been selected to the Pro Bowl on the original ballot but did (a) partake in at least 75 percent of his team’s offensive or defensive plays in two of his first three regular seasons or (b) play a cumulative average of 75 percent of his team’s offensive or defensive plays over the course of his first three regular seasons or (c) log at least 50 percent of his team’s offensive or defensive snaps in each of his first three regular seasons

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Franchise Tags

The NFL salary system permits each team to use up to one “franchise tag” per year, which can either be exclusive or non-exclusive, on a player who is set to become an unrestricted free agent.

An exclusive tag gives the team exclusive negotiating rights such that if the player rejects the offer, he is unable to sign with another NFL team for that entire season. A team utilizing an exclusive tag must offer the selected player a one-year contract that is at least the greater of (i) the average of the top-five salaries at that player’s position based on April of the current year or (ii) 120% of the player’s previous year’s salary.

A non-exclusive tag enables the selected player to negotiate with other teams. A team utilizing a non-exclusive tag must offer the selected player a one-year contract that is at least the greater of: (i) the average of the top-five salary cap hits at that player’s position or (ii) 120% of the player’s previous year’s salary. If the player receives an offer from another team, his current team has the opportunity to match. If the current team refuses to match the offer, it is then entitled to receive two first-round draft picks.

A team may also utilize a “transition tag,” which is similar to a non-exclusive franchise tag, however, transition tags use the average of the top-10 highest players at a particular position and do not provide any guaranteed compensation. In addition, a team utilizing a transition tag is not entitled to receive any drafts picks if the team refuses to match another team’s offer.

NFL Players Association & the Collective Bargaining Agreement

NFL players and rookie players who have entered into negotiations with an NFL team are subject to the provisions of a collective bargaining agreement (as may be entered into from time to time, the “Collective Bargaining Agreement”) between the National Football League Players Association (“NFLPA”), a labor union that represents current and future NFL players, and the National Football League Management Council, which represents all employer members of the NFL. The Collective Bargaining Agreement has resulted in increased salary caps over the years, and provides certain protections to and imposes certain restrictions on NFL players. The current Collective Bargaining Agreement expires in March of 2030. The can be no guarantee that the current or any future Collective Bargaining Agreement will not impose restrictions impeding an NFL players ability to enter into Brand Agreements or to otherwise provide payment of the Brand Amounts.

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Management’s Discussion and Analysis of Financial Condition and
Results of Operations

This discussion and analysis and other parts of this Offering Statement contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this Offering Circular.

Overview

The Company is a newly organized Delaware series limited liability company formed to facilitate public investment in specified future professional sports earnings of individual athletes. The Company is a wholly owned subsidiary of Vestible, Inc., which also serves as the Manager of the Company.

As of the date of this Offering Circular, we have entered into a Brand Agreement with Baron Browning with respect to Series BDBR, which intends to engage in Offerings of its Series Interests under this Offering Circular.

The Manager

The Manager is responsible for directing the management of our business and affairs. Neither the Manager nor its officers are required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Manager performs its duties and responsibilities pursuant to the Operating Agreement, under which we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and the Investors.

The Operating Agreement further provides that the Manager will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any of the Interest Holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any Series or any of the Interest Holders.

Our Manager has no prior experience with managing Brand Agreements or offering fractionalized interests in any asset class. Accordingly, this Offering Circular does not contain any information concerning prior performance of our Manager and its affiliates, which means that you will be unable to assess any results from their prior activities before deciding whether to purchase Interests in our Series.

See “Directors, Executive Officers and Significant Employees” for additional information regarding the Manager.

Results of Operations

The Company was formed on July 20, 2022 and to date has conducted limited operations. Since it’s organization, the Company has been engaged primarily in structuring and preparing to acquire future income streams of professional athletes pursuant to Brand Agreements as well as identifying and negotiating with potential athletes.

Revenues are generated at the Series level. To date, no Series of the Company has generated any revenues. Assuming the closing of the Offering with respect to Series BDBR Interests, Series BDBR is expected to begin generating revenues during the first quarter of 2024, as, upon closing, Brand Amounts will begin to be paid to Series BDBR pursuant to the Brand Agreement with Baron Browning upon closing of this Offering for Series BDBR.

As of the date of this Offering Circular, Series BDBR holds a single asset—the Brand Agreement with Baron Browning which was entered into by the Manager on May 10, 2023. Under the Brand Agreement, Series BDBR has the right to receive any Brand Amounts earned by Baron Browning.

All fees and expenses incurred in connection with (i) the formation of Series BDBR, (ii) acquiring the Brand Agreement with Baron Browning and (iii) offering the Series BDBR Interests were paid by the Manager. In accordance with the Operating Agreement and the allocation policy, such amounts will be repaid to the Manager by Series BDBR from the proceeds of this Offering.

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Liquidity and Capital Resources

To date, neither the Company nor any Series has had any cash or cash equivalents and, none have any financial obligations except the obligation of Series BDBR to repay the Manager the funds utilized to, amongst other things, acquire and securitize the Series BDBR asset. Such amounts owed to the Manager by Series BDBR will only become due and repayable in the event that this Offering closes, and will be repaid from the proceeds of the Offering.

In addition, parts of the proceeds of this Offering or future Offerings may be used to create reserves for future Operating Expenses of a particular Series.

Plan of Operations

We expect to launch the Offering with respect to Series BDBR, to which the Offering Circular relates, during the first quarter of 2024, and plan to launch an as of yet undetermined number of additional Series and related Offerings thereafter. The proceeds from any Offering will be used to repay the Manager any expenses incurred pre-closing, to pay Offering Expenses for such Offering, to pay the Management Fee and to create a cash reserve for future Operating Expenses, in each case, as allocable to a particular Series.

Once Brand Amounts attributable to a particular Series begin to be received, we intend to distribute any Free Cash Flow (as defined below) on a monthly basis, or at such times as the Manager shall reasonably determine, to the Interest Holders of such Series.

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Directors, Executive Officers and Significant Employees

The sole Manager of our company is Vestible, Inc., a Delaware corporation. The Company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. When establishing a Series the Manager may designate certain persons to serve as officers for that specific Series. The Manager has a separate Board of Directors, consisting of two members, Parker Graham and Yves Batoba.

The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining how and when to enter into Brand Agreements and for evaluating the overall liquidity of each Series in determining whether and when to distribute income to Interest Holders. In addition, the Manager is responsible for monetizing the underlying Series Asset (Brand Agreements) by evaluating and collecting Brand Amounts owed or by evaluating potential sale offers, which could lead to the liquidation a particular Series Asset or a Series.

We will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders. The Manager itself has no track record and is relying on the track record of its affiliates and advisors.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement, under which the Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Interest Holders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

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Responsibilities of the Manager

The responsibilities of the Manager, utilizing third-party advisors, consultants and service providers, as necessary, some of whom may be affiliated parties, include:

Asset Sourcing:

●	Overseeing our overall asset sourcing and acquisition strategy;

●	Managing our asset sourcing activities including, organizing and evaluating due diligence for specific asset acquisition opportunities (such as obtaining and reviewing credit reports and financial information of athletes), and structuring relationships with scouts, talent agencies and other third parties who may provide opportunities to source quality assets; and

●	Negotiating and structuring the terms and conditions of Brand Agreement (or other contractual arrangements) pursuant to which Brand Amounts will be acquired

Services in Connection with an Offering:

●	Developing offering materials, including the determination of specific terms and structure and description of the Interests of a Series related to specific Brand Agreement;

●	Creating and submitting all necessary regulatory filings including, SEC filings, Blue sky filings, financial audits and related coordination with advisors;

●	Preparing all marketing materials related to Offerings;

●	Together with the broker of record or placement agent, coordinating the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

●	Creating and implementing various technology services, transactional services, and electronic communications related to any Offerings; and

●	Fulfilling any other Offering-related services deemed to be necessary or advisable.

Interest Holder Services:

●	Providing any appropriate updates related to Series Assets or Offerings;

●	Establishing technology infrastructure to assist in providing Interest Holder support and services;

●	Managing communications with Interest Holders, including answering e-mails, preparing and sending written and electronic reports and other communications;

●	Determining our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time; and

●	Maintaining Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a Series.

Asset Management Services:

●	Analyzing Brand Amounts owed under Brand Agreements, including periodic due diligence such as obtaining quarterly reports regarding Brand Income and auditing the books and records of contracted athletes;

●	Collecting amounts owed under Brand Agreements; and

●	Allocating income, costs and expenses to the appropriate Series.

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Administrative Services

●	Managing and performing the various administrative functions necessary for our operations;

●	Administering the potential issuance of additional Interests to cover any potential Operating Expense shortfalls;

●	Maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the SEC and any other regulatory agency, including annual and semi-annual financial statements;

●	Maintaining all appropriate books and records for the Company and all the Series of Interests;

●	Overseeing tax and compliance services and risk management services and coordinating with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	Supervising the performance of such ministerial and administrative functions as may be necessary in connection with our operations;

●	Providing cash management services as may be deemed necessary or advisable by the Manager;

●	Managing and coordinating with the transfer agent, custodian or broker-dealer, if any, the process of making distributions and payments to Interest Holders;

●	Evaluating and obtaining adequate insurance coverage for the Series Assets based upon risk management determinations;

●	Tracking the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters; and

●	Overseeing all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

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Directors, Executive Officers and Key Employees of our Manager

The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our Manager, Vestible, Inc.

Name	Position(s)	Age	Term of Office	Approximate hours per week

Parker Graham	Co-Founder, CEO, President and Director	32	Since August 2021	40

Yves Batoba	Co-Founder, Head of Partnerships and Director	32	Since August 2021	40

Biographical Information

Set forth below is biographical information of the executive officers and directors of the Manager.

Parker Graham is the Co-Founder of Vestible, Inc. and since its founding in August 2021 has served as its Chief Executive Officer, President and Secretary and as a member of its board of directors. Mr. Graham is a serial entrepreneur and has started multiple companies since his retirement from professional football in 2014. Since 2018, he has served as the founder and CEO of Finotta, Inc., a banking technology company based in Overland Park, KS. Prior to his role at Finotta, Mr. Graham was a financial advisor for high net worth individuals in the Midwest and specialized in alternative assets and overall portfolio theory from 2014-2018. Mr. Graham received both his B.S. in Business Management/Marketing and his M.B.A. from Oklahoma State University.

Yves Batoba is the Co-Founder of Vestible, Inc. and since its founding in August 2021 has served as its Head of Partnerships and as a member of its board of directors. Since 2022, Mr. Batoba has also served as a VIP Host at DraftKings. He also serves as an independent consultant to several sports agencies through his consulting company, Batoba Solutions LLC, which he founded in 2020. Prior to sports consulting, Mr. Batoba was empowering professional athletes in their holistic development as the Player Engagement Coordinator of the Miami Dolphins from 2015-2020. Mr. Batoba received his B.S. in Business Administration, Sports Management & Marketing from Oklahoma State University and his MBA Essentials Certificate of Continuing Professional Development from the London School of Economics and Political Science.

Directors of Vestible are elected or appointed until their successors are duly elected and qualified.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director of the Manager. There are no agreements or understandings for any executive officer or director to resign at the request of another person, and no officer or director is acting on behalf of, nor will any of them act, at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director, executive officer or any significant employee.

To the best of our knowledge, none of the directors or executive officers of the Manager has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of, such person, any partnership in which he was general partner at or within two years before the time of such filing or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

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Compensation of Directors and Executive Officers

Compensation of Executive Officers

The Company does not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by the Company. Each of the persons serving as an executive officer of the Manager performs the functions of an officer of the Company, such as managing our day-to-day affairs, overseeing the sourcing and acquisition of Brand Agreements, and monitoring the performance of our assets. Each of these individuals receives, or is expected to receive, compensation from the Manager for his or her services, including services performed for us. To date, compensation to these individuals has been solely in the form of equity of the Manager.

Compensation of the Manager

The Manager will be paid a Management Fee of 5% of the gross proceeds of each Offering. In addition, the Manager will be reimbursed for certain of its out-of-pocket expenses in connection with our organization, our operations, the acquisition of Series Assets and in connection with third parties providing services to us, including Offering Expenses, Acquisition Expenses and, to the extent applicable, Operating Expenses, as discussed above. Neither the Manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other Series Offerings. See “Plan of Distribution and Subscription Procedure - Fees and Expenses” and “Use of Proceeds to the Issuer” for further details.

To date, our Manager has not received any compensation.

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Security Ownership of Management and Certain Securityholders

The sole owner of the beneficial interests of the Company is Vestible, Inc., which serves as the sole manager of the Company and will also serve as the sole manager of each Series. Prior to commencing the Offering, no person has any beneficial ownership interest in any Series and no Interests in any Series are issued and outstanding.

The Manager or an affiliate of the Manager may purchase Interests in any Series of the Company on the same terms as offered to Investors. No brokerage fee will be paid on any Interests purchased by the Manager or its affiliates.

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Interest of Management and Others in Certain Transactions

Since our inception, there has not been any transaction, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”).

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Securities Being Offered

The following is a summary of the material terms of the Operating Agreement, the Series Designation and the Subscription Agreement relating to the purchase of the Interests offered hereby, and is qualified in its entirety by reference to the complete text of the Operating Agreement, the form of Series Designation and the Subscription Agreement, each of which is attached hereto as an exhibit. Prospective investors are encouraged to read the Operating Agreement, the Series Designation and the Subscription Agreement in their entirety, as they may contain important information not discussed in this summary. If the provisions of this summary differ from the provisions of the Operating Agreement, the Series Designation or the Subscription Agreement, the provisions of the Operating Agreement, the Series Designation or the Subscription Agreement shall apply, as applicable. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of Interests

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in one of our Series is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is treated as a separate entity and the assets and liabilities of a Series will belong only to that Series. We have not issued, and do not intend to issue, any class of any Series Interests entitled to any preemptive, preferential or other rights that are not otherwise available to persons purchasing Interests in connection with any offering.

Subject to the provisions of the Operating Agreement, the Manager can cause us to establish one or more Series through the creation of a written Series designation for each new Series. A Series designation relates solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests associated with any other Series, or the members associated therewith. The terms and conditions for each Series are as set forth in the Operating Agreement and in the Series designation, as applicable. Upon approval of any Series designation by the Manager, the Series designation is attached to the Operating Agreement as an exhibit. The Series designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the members associated therewith (to the extent such terms differ from those set forth in the Operating Agreement); and (iii) designate or authorize the designation of specific officers to be associated with such Series.

Each Series Asset will be held by a separate Series. We intend that each Series will own a single Series Asset (the Brand Agreement), and do not anticipate that any Series will hold or acquire any asset other than its respective Brand Agreement. New Series will be formed and will issue their own Interests for future assets. An Investor who invests in an Offering of a Series will not have any indirect interest in any asset of any other Series unless the Investor also participates in a separate Series Offering associated with that asset.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Manager will maintain separate, distinct records and bank accounts for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Series Asset associated with that Series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-Series liability provided by Section 18-215(b) have, to our knowledge, never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of our company generally where the assets of such other Series or of our company generally are insufficient to meet our company’s liabilities.

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Section 18-215(c) of the LLC Act provides that a Series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. We intend for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and the relevant Series Asset will be held by, or for the benefit of, the relevant Series.

All of the Interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Interests, as determined by the Manager, the holders of Interests of such Series will not be liable to the Company to make any additional capital contributions with respect to such Series (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Interests of a Series have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

The Series described in this Offering Circular will use the proceeds of the respective Offerings to pay certain fees and expenses related to the Brand Agreement acquisition and the Offering, as well as a Management Fee (please see the “Use of Proceeds to the Issuer” sections for each Offering for further details). An Investor in an Offering will acquire an ownership interest in the Interests related to a particular Series and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series, (iii) the Manager, (iv) the Vestible Platform or (v) the Series Asset associated with the Series or any assets owned by any other Series.

At the closing of each Offering, and unless otherwise set forth in the applicable Series designation, the Manager or its affiliates may acquire Interests sold in connection with each Offering for the same price per share offered to all other potential investors. If the Manager or its affiliates acquire any Interests, they will be entitled to sell all or any portion from time to time following the closing of such Offering, subject to any lock-up that may be in place.

Further Issuance of Interests

Only the Series Interests, which are not annotated as closed, are being offered and sold pursuant to this Offering Circular. The Manager, in its sole discretion, has the option to issue additional Interests (in addition to those issued in connection with any Offering) on the same terms as the Interests of the applicable Series being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Series.

Distribution Rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement.

“Free Cash Flow” consists of any available cash for distribution generated from the net income received by a Series, as determined by the Manager to be in the nature of income as defined by U.S. generally accepted accounting principles, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant Series Asset (as shown on the income statement of such Series) and (iii) any depreciation to the relevant Series Asset (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses less (a) any capital expenditure related to the Series Asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series.

We intend that the Manager will make distributions of any Free Cash Flow on a monthly basis, or at such times as the Manager shall reasonably determine. For the avoidance of doubt, any Series associated with a college athlete or minor league athlete shall not pay any distributions to the Interest Holders of such Series until such time as such athlete joins a professional team and begins generating Brand Income. Any distribution of Free Cash Flow of a particular Series will be made on a pro rata basis in proportion to a holders Interests in such Series.

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Pursuant to the terms of the Operating Agreement, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. For example, the Manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds a certain dollar amount. In such case, the Manager would accrue distributions in an escrow account to be distributed once the minimum distribution amount has been reached or exceeded. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions.

Subject to the applicable provisions of the LLC Act, any Free Cash Flow generated by a Series shall be applied to such Series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
●	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses; and
●	thereafter by way of distribution to Interest Holders of such Series (net of corporate income taxes applicable to the Series), which may include the Manager or any of its affiliates.

No Series will distribute any Series Asset in kind to its Interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for a period of three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific assets of such Series, would exceed the fair value of the assets of such Series. For the purposes of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of an asset shall be included in the assets of such Series only to the extent that the fair value of that asset exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a Series is liable for the obligations of the assignor to make contributions to the Series, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the Operating Agreement.

Redemption Provisions

The Interests are not redeemable.

Registration Rights

There are no registration rights in respect of the Interests.

Limited Voting Rights

The Manager is not required to hold an annual meeting of Interest Holders. The Operating Agreement provides that meetings of Interest Holders may be called by the Manager and that any designee of the Manager shall act as chairman at such meetings. No business may be transacted at any meeting unless a quorum of Interest Holders is present. With respect to meetings of the Company or any particular Series, Interest Holders holding at least 50% of the outstanding Interests of the Company or such Series, respectively, must be present in person or by proxy to constitute a quorum.

An Interest Holder of the Company or a Series does not have any voting rights except with respect to:

(i)	the removal of the Manager for cause;
(ii)	the dissolution of the Company upon the for-cause removal of the Manager, and
(iii)	an amendment to the Operating Agreement that would:

a.	enlarge the obligations of, or adversely affect, an Interest Holder in any material respect;
b.	reduce the voting percentage required for any action to be taken by the holders of Interests under the Operating Agreement;
c.	change the situations in which the Company and any Series can be dissolved or terminated;
d.	change the term of the Company (other than the circumstances provided in the Operating Agreement); or
e.	give any person the right to dissolve the Company.

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When entitled to vote on a matter, each Interest Holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest Holders of an applicable Series or of the Interest Holders of all Series of the Company, as applicable. In the event that the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the Company and which has a material adverse effect on the Company, the Manager may be removed as manager of the Company and all Series pursuant to a Super Majority Vote, that is, an affirmative vote of holders of Interests of all Series representing at least two thirds of the total votes that may be cast by all outstanding Interests, voting together as a single class. All other matters to be voted on by the Interest Holders must be approved by a majority of the votes cast by Interest Holders in any Series present in person or represented by proxy.

The consent of the holders of a majority of the Interests of a Series is required for any amendment to the Operating Agreement that would adversely change the rights of the Interest Holders in such Series, result in mergers, consolidations or conversions of such Series and for any other matter the Manager, in its sole discretion, determines will require the approval of the holders of the Interests of a Series voting as a separate class.

The Manager or its affiliates (if they hold Series Interests) may not vote as an Interest Holder in respect of any matter put to the Interest Holders. However, the submission of any action for a vote of the Interest Holders of the Company or a Series shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See “Management” for more information. Except as set forth above, the Manager may amend the Operating Agreement or any Series Designation without the approval of the Interest Holders to, among other things, reflect the following:

●	a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
●	a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of Interests;
●	a change that the Manager determines to be necessary or appropriate for the Company or any Series to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a corporation for U.S. federal income tax purposes;
●	an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or any of their officers, agents or trustees from being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA;
●	any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;
●	a change in the fiscal or taxable year of the Company or any Series; and
●	any other amendment which does not expressly require the consent of Interest Holders and which the Manager deems necessary or appropriate.

In each case, the Manager may make such amendments to the Operating Agreement or any Series Designation, as applicable, provided the Manager determines that those amendments:

●	do not adversely affect the Interest Holders (including any particular Series as compared to other Series) in any material respect;
●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
●	are necessary or appropriate to facilitate the trading of interests, to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which the manager deems to be in the best interests of our company and the interest holders;
●	are necessary or appropriate for any action taken by the manager relating to splits or combinations of interests under the provisions of the Operating Agreement; or
●	are required to effect the intent expressed in this Offering Circular or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of assets of each Series.

54

Liquidation Rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all Interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company; (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the Series).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company as a whole or a Series, as applicable, and liquidating its assets. Upon the liquidation of the Company as a whole or a Series, as applicable, the assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and, lastly, (iii) to the Interest Holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager or any of its affiliates and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Transfer and Ownership Restrictions

The Interests of each Series are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager, who may withhold consent in its sole discretion. Unless waived by the Manager, no transfers of Interests, whether voluntary or involuntary, will be effective if it would:

●	result in there being 2,000 or more beneficial owners or 500 or more beneficial owners that are not accredited investors of such Series, unless such Interests have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

●	cause the assets of the Series to be deemed “plan assets” for purposes of ERISA;

●	result in a transferee (other than the Manager or affiliates thereof) holding in excess of 19.99% of the Series;

●	result in a change of US federal income tax treatment of the Company or the Series;

●	cause the Company, the Series or the Manager to be subject to additional regulatory requirements;

●	adversely affect the Company or the Series; or

●	require registration of the Company, the Series or any Interests under the securities laws of any jurisdiction.

55

The transferring Interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates may acquire Interests in each Series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these interests, either directly or through brokers, via the Vestible Platform or otherwise.

Unless and until the Interests are listed or quoted for trading, there will be restrictions on the holder’s ability to pledge or transfer the Interests. There can be no assurance that we will, or will be able to, register the Interests for resale and there can be no guarantee that a liquid market for the Interests will develop. Therefore, Investors may be required to hold their Interests indefinitely. Please refer to the Operating Agreement and the Subscription Agreement for additional information regarding these restrictions. To the extent certificated, the Interests issued in each offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing Interests, an Investor will be admitted as a member of such Series and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Interest Holder grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of Others

The Operating Agreement provides that, except as may otherwise be provided by the Operating agreement, the business and affairs of each Series will be managed under the direction of the Manager. The Manager has the power to appoint officers and such officers have the authority to exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

We may decide to enter into separate indemnification agreements with the directors and officers of the Manager or the Company. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for our reimbursement if it is determined that such indemnitee is not entitled to such indemnification under applicable law or the Operating Agreement.

Exclusive Jurisdiction

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal securities laws allow or require that certain claims be brought in federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Interest Holder will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required or permitted by applicable federal law, a federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim were governed by state law, such claim would have to be brought in the Delaware Court of Chancery.

56

The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, also provides for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought. If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Related of Ownership of Our Interests” for more information. Additionally, we do not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial.

No condition, stipulation or provision of the Operating Agreement serves as a waiver by any beneficial owner of the Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. We do not believe that any of the waivers contained in the Operating Agreement will impact the rights of any or beneficial owner of the Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions of the Operating Agreement apply to Interest Holders who purchase Interests in the Series Offerings directly as well as to Interest Holders who may buy Series Interests in the secondary market.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange, or national quotation system. However, the Interests are expected to be listed for trading on the Templum ATS.

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U.S. Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Interests offered hereby to United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of the Series of interests (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold the Interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

●	persons who do not hold the interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

●	persons deemed to sell the interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold interests, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Taxation of each Series of Interests is intended to be taxed as a “C” Corporation

Proposed but not yet finalized regulations, as well as one private ruling by the IRS, indicate that each Series of a series limited liability company such as the Company should each be treated as a separate entity formed under local law. The Company intends to elect for each Series of Interests to be taxed as a “C” corporation under Subchapter C of the Code, and expects that each Series will be treated as a corporation for all federal and state tax purposes. Thus, each Series of Interests will be taxed at regular corporate rates on its income, including any gain from the sale or exchange of the assets that will be held by each Series, before making any distributions to Interest Holders as described below.

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Taxation of Distributions to Investors

A “U.S. Holder” includes a beneficial owner of Interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Distributions to U.S. Holders out of each Series’ current or accumulated earnings and profits (which would include any gains derived from the sale or exchange of the assets that will be held by each Series, net of tax paid or accrued thereon) will be taxable to U.S. Holders as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors as to whether any dividends paid by a Series would be “qualified dividend income.” Distributions in excess of the current and accumulated earnings and profits of a Series will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its interests will be taxable as capital gain in the amount of such excess if the interests are held as a capital asset. In addition, a 3.8% tax applies to certain investment income (referred to as the 3.8% NIIT). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year). Dividends are included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the U.S. Holder’s adjusted tax basis in the interests. A U.S. Holder’s adjusted tax basis in the interests generally equals his, her or its initial amount paid for the interests and decreased by the amount of any distributions to the investor in excess of current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their interests, and the amount of any actual or deemed relief from indebtedness encumbering their interests. The gain or loss will be long-term capital gain or loss if the interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the interests made to you may be subject to additional information reporting and under some circumstances to backup withholding at a current rate of 24% unless you establish an exemption. Backup withholding is not an additional tax; rather, the federal income tax liability of persons subject to backup withholding is reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the interests, including the consequences of any proposed change in applicable laws.

59

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon by Polsinelli PC, New York, New York.

ACCOUNTING MATTERS

Our financial statements for July 20, 2022 (inception) to December 31, 2022 included in this Offering Circular have been audited by Artesian CPA, LLC, an independent certified public accounting firm, as stated in its report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as a professional in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the securities offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about the Company and the securities offered hereby, the Company refers you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, the Company will be required to file periodic reports, and other information with the SEC pursuant to Regulation A. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including the Company, that file electronically with the SEC. The address of this site is www.sec.gov.

The Manager will answer inquiries from potential investors concerning the Interests, the Company, the Manager and other matters relating to the offer and sale of the Interests under this Offering Circular. We will afford potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

Requests and inquiries regarding this Offering Circular should be directed to:

Vestible Assets, LLC

c/o Vestible, Inc.

5440 West 110th Street, Suite 300

Overland Park, Kansas 66211

E-Mail: parker@vestible.co

Tel: (913) 535-6004

Attention: Parker Graham

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

60

VESTIBLE ASSETS, LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR’S REPORT

VESTIBLE ASSETS, LLC

F-1

To the Managing Member of

Vestible Assets, LLC

Overland Park, Kansas

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Vestible Assets, LLC (the “Company”) which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in member’s equity, and cash flows for the period from July 20, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from July 20, 2022 (inception) to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. As of December 31, 2022, the Company has no liquid assets and is reliant upon its manager to fund its existing and ongoing financial obligations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-2

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

July 26, 2023

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-3

VESTIBLE ASSETS, LLC

BALANCE SHEET

As of December 31, 2022

(US$)
Assets:
Cash	$-
Total Assets	$-

Liabilities and Member’s Equity
Liabilities:
Accounts payable and accrued expenses	$-
Due to related party	-
Total Liabilities	-

Member’s Equity	-

Total Liabilities and Member’s Equity	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

VESTIBLE ASSETS, LLC

STATEMENT OF OPERATIONS

For the period from July 20, 2022 (inception) to December 31, 2022

Revenues	$-

Operating Expenses:
General and administrative	-
Total Operating Expenses	-

Net loss	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

VESTIBLE ASSETS, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the period from July 20, 2022 (inception) to December 31, 2022

Balance at July 20, 2022 (inception)	$-
Net loss	-
Balances at December 31, 2022	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

VESTIBLE ASSETS, LLC

STATEMENT OF CASH FLOWS

For the period from July 20, 2022 (inception) to December 31, 2022

Cash flows from operating activities:
Net loss	$-
Changes in operating assets and liabilities:	-
Accounts payable	-
Net cash used in operating activities	-

Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-7

VESTIBLE ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and for the period from July 20, 2022 (inception) to December 31, 2022

NOTE 1: NATURE OF OPERATIONS

Vestible Assets, LLC (the “Company”) is a Delaware series limited liability company formed on July 20, 2022 under the laws of Delaware. The Company was formed to facilitate public investment in specified future professional sports earnings of individual athletes. Each Series of the Company (each, a “Series” and collectively, the “Series”) will be associated with a single athlete who will have entered into an agreement (each, a “Brand Agreement”) pursuant to which such athlete will pay to a Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team (excluding any earnings associated with endorsements and name, image and likeness, and similar income) in return for an initial payment equal to 80% of the gross proceeds of the offering associated with such athlete. An athlete’s gross professional sports earnings is referred to herein as the “Brand Income” and the portion of an athlete’s Brand Income that will be paid to a particular Series is referred to herein as the “Brand Amount.” Each Brand Agreement will be owned by or otherwise assigned to an individual Series of our company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of December 31, 2022, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

F-8

VESTIBLE ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and for the period from July 20, 2022 (inception) to December 31, 2022

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from each Series offering.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Acquisition and Offering Expenses

All acquisition expenses, offering expenses, management fees and brokerage fees in connection with any initial offering and the sourcing and acquisition of Series assets shall be borne by the relevant Series, except an unsuccessful offering in which case all abort costs shall be borne by the Manager.

F-9

VESTIBLE ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and for the period from July 20, 2022 (inception) to December 31, 2022

Allocation Policy

The Manager will allocate revenues and costs among the various Series. The allocation policy requires that items not related to a specific Series will be allocated across all the Series at the Manager’s discretion. The Manager may amend the allocation policy in its sole discretion from time to time.

All brokerage fees, offering expenses, acquisition expenses and operating expenses shall be allocated by the Manager in accordance with the allocation policy.

The Manager, in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Operating Expenses

Each Series shall be responsible for its operating expenses. The Manager will bear its own expenses of an ordinary nature. If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its operating expenses, the Manager may: (a) issue additional interests in such Series; (b) pay such excess operating expenses and not seek reimbursement; and/or (c) enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the “Operating Expenses Reimbursement Obligation”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the applicable federal rate on any operating expenses reimbursement obligation). The Operating Expenses Reimbursement Obligation shall become repayable when cash becomes available.

Operating and Capital Reserve

Each Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going operating expenses, including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 5% of the gross offering proceeds per Series offering, as to be defined in each Series offering.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-10

VESTIBLE ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and for the period from July 20, 2022 (inception) to December 31, 2022

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company intends for each Series to make an election to be taxed as a corporation.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of December 31, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER’S EQUITY

The Company is managed by Vestible, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

F-11

VESTIBLE ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and for the period from July 20, 2022 (inception) to December 31, 2022

NOTE 5: RELATED PARTY TRANSACTIONS

Each Series may retain certain of the Managing Member’s affiliates for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Management Fee

The Manager shall be entitled to receive a management fee (“Management Fee”) within thirty days following any offering. The Management Fee is a fee payable to the Manager for identifying any Series assets and its efforts to evaluate any Series assets, which fee will equal an amount of up to 5% of the offering proceeds paid to the Series of any applicable initial offering or subsequent offering in which the Company raises capital for the purpose of a Series acquiring Series assets.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on July 20, 2022 (inception) and did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

The Company intends to initiate a Regulation A offering of its Series membership interests in 2023.

On July 18, 2023, Vestible Assets, LLC, Series BDBR, a Delaware limited liability company, was formed (“Series BDBR”).

On May 10, 2023, Series BDBR entered into a Brand Agreement with Baron Browning pursuant to which Browning agreed to pay 1% of his future gross sports income as a professional football player in the NFL (excluding any earnings associated with endorsements and name, image and likeness). In consideration of the Brand Amount to be received by us under the Brand Agreement, Baron Browning will be entitled to 80% of the gross proceeds of the planned equity offering (the “Brand Agreement Fee”) and any additional offerings that may be undertaken with respect to Series BDBR.

Management has evaluated all subsequent events through July 26, 2023, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.

F-12

VESTIBLE ASSETS, LLC

BALANCE SHEET

Unaudited

As of June 30, 2023

(US$)
Assets:
Cash	$-
Total Assets	$-

Liabilities and Member’s Equity
Liabilities:
Accounts payable and accrued expenses	$-
Due to related party	-
Total Liabilities	-

Member’s Equity	-

Total Liabilities and Member’s Equity	$-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-13

VESTIBLE ASSETS, LLC

STATEMENT OF OPERATIONS

Unaudited

For the six months ended June 30, 2023

Revenues	$-

Operating Expenses:
General and administrative	-
Total Operating Expenses	-

Net loss	$-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-14

VESTIBLE ASSETS, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

Unaudited

For the six months ended June 30, 2023

Balances at December 31, 2022	$-
Net loss	-
Balances at June 30, 2023	$-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-15

VESTIBLE ASSETS, LLC

STATEMENT OF CASH FLOWS

Unaudited

For the six months ended June 30, 2023

Cash flows from operating activities:
Net loss	$-
Changes in operating assets and liabilities:	-
Accounts payable	-
Net cash used in operating activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-16

VESTIBLE ASSETS, LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2023 and for the six months ended June 30, 2023

NOTE 1: NATURE OF OPERATIONS

Vestible Assets, LLC (the “Company”) is a Delaware series limited liability company formed on July 20, 2022 under the laws of Delaware. The Company was formed to facilitate public investment in specified future professional sports earnings of individual athletes. Each Series of the Company (each, a “Series” and collectively, the “Series”) will be associated with a single athlete who will have entered into an agreement (each, a “Brand Agreement”) pursuant to which such athlete will pay to a Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team (excluding any earnings associated with endorsements and name, image and likeness, and similar income) in return for an initial payment equal to 80% of the gross proceeds of the offering associated with such athlete. An athlete’s gross professional sports earnings is referred to herein as the “Brand Income” and the portion of an athlete’s Brand Income that will be paid to a particular Series is referred to herein as the “Brand Amount.” Each Brand Agreement will be owned by or otherwise assigned to an individual Series of our company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of June 30, 2023, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

See accompanying Independent Auditor’s Report

F-17

VESTIBLE ASSETS, LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2023 and for the six months ended June 30, 2023

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from each Series offering.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Acquisition and Offering Expenses

All acquisition expenses, offering expenses, management fees and brokerage fees in connection with any initial offering and the sourcing and acquisition of Series assets shall be borne by the relevant Series, except an unsuccessful offering in which case all abort costs shall be borne by the Manager.

See accompanying Independent Auditor’s Report

F-18

VESTIBLE ASSETS, LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2023 and for the six months ended June 30, 2023

Allocation Policy

The Manager will allocate revenues and costs among the various Series. The allocation policy requires that items not related to a specific Series will be allocated across all the Series at the Manager’s discretion. The Manager may amend the allocation policy in its sole discretion from time to time.

All brokerage fees, offering expenses, acquisition expenses and operating expenses shall be allocated by the Manager in accordance with the allocation policy.

The Manager, in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Operating Expenses

Each Series shall be responsible for its operating expenses. The Manager will bear its own expenses of an ordinary nature. If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its operating expenses, the Manager may: (a) issue additional interests in such Series; (b) pay such excess operating expenses and not seek reimbursement; and/or (c) enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the “Operating Expenses Reimbursement Obligation”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the applicable federal rate on any operating expenses reimbursement obligation). The Operating Expenses Reimbursement Obligation shall become repayable when cash becomes available.

Operating and Capital Reserve

Each Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going operating expenses, including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 5% of the gross offering proceeds per Series offering, as to be defined in each Series offering.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company intends for each Series to make an election to be taxed as a corporation.

See accompanying Independent Auditor’s Report

F-19

VESTIBLE ASSETS, LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2023 and for the six months ended June 30, 2023

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of June 30, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER’S EQUITY

The Company is managed by Vestible, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

See accompanying Independent Auditor’s Report

F-20

VESTIBLE ASSETS, LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2023 and for the six months ended June 30, 2023

NOTE 5: RELATED PARTY TRANSACTIONS

Each Series may retain certain of the Managing Member’s affiliates for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Management Fee

The Manager shall be entitled to receive a management fee (“Management Fee”) within thirty days following any offering. The Management Fee is a fee payable to the Manager for identifying any Series assets and its efforts to evaluate any Series assets, which fee will equal an amount of up to 5% of the offering proceeds paid to the Series of any applicable initial offering or subsequent offering in which the Company raises capital for the purpose of a Series acquiring Series assets.

On May 10, 2023, the Company entered into a Brand Agreement with Baron Browning pursuant to which Browning agreed to pay 1% of his future gross sports income as a professional football player in the NFL (excluding any earnings associated with endorsements and name, image and likeness). In consideration of the Brand Amount to be received by us under the Brand Agreement, Baron Browning will be entitled to 80% of the gross proceeds of the planned equity offering (the “Brand Agreement Fee”) and any additional offerings that may be undertaken with respect to Series BDBR.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on July 20, 2022 (inception) and did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

The Company intends to initiate a Regulation A offering of its Series membership interests in 2023.

On July 18, 2023, Vestible Assets, LLC, Series BDBR, a Delaware limited liability company, was formed (“Series BDBR”).

Management has evaluated all subsequent events through October 24, 2023, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.

See accompanying Independent Auditor’s Report

F-21